Exhibit 99.02
Report of Independent Registered Public Accounting Firm
The Board of Directors of NuStar GP, LLC
and Unitholders of NuStar Energy L.P.:
We have audited the accompanying consolidated balance sheets of NuStar Energy L.P. (a Delaware limited partnership) and subsidiaries (the Partnership) as of December 31, 2013 and 2012, and the related consolidated statements of income (loss), comprehensive income (loss), partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NuStar Energy L.P. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NuStar Energy L.P. and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2014 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.
/s/ KPMG LLP
San Antonio, Texas
March 3, 2014

Report of Independent Registered Public Accounting Firm
The Board of Directors of NuStar GP, LLC
and Unitholders of NuStar Energy L.P.:
We have audited NuStar Energy L.P. (a Delaware limited partnership) and subsidiaries’ (the Partnership’s) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, NuStar Energy L.P. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NuStar Energy L.P. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income (loss), comprehensive income (loss), partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated March 3, 2014 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
San Antonio, Texas
March 3, 2014

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Dollars, Except Unit Data)

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$100,743	$83,602
Accounts receivable, net of allowance for doubtful accounts of $1,224 and $808 as of December 31, 2013 and 2012, respectively	281,310	387,943
Receivable from related parties	51,084	109,833
Inventories	138,147	173,228
Income tax receivable	826	1,265
Other current assets	39,452	65,238
Assets held for sale	21,987	118,334
Total current assets	633,549	939,443
Property, plant and equipment, at cost	4,500,837	4,287,859
Accumulated depreciation and amortization	(1,190,184)	(1,049,399)
Property, plant and equipment, net	3,310,653	3,238,460
Intangible assets, net	71,249	92,435
Goodwill	617,429	951,024
Investment in joint ventures	68,735	102,945
Deferred income tax asset	5,769	3,108
Note receivable from related party, net	165,440	95,711
Other long-term assets, net	159,362	189,963
Total assets	$5,032,186	$5,613,089
Liabilities and Partners’ Equity
Current liabilities:
Current portion of long-term debt	$—	$286,422
Accounts payable	298,751	397,633
Payable to related party	8,325	1,408
Accrued interest payable	33,113	23,741
Accrued liabilities	38,632	124,203
Taxes other than income tax	9,745	9,893
Income tax payable	4,006	2,671
Total current liabilities	392,572	845,971
Long-term debt, less current portion	2,655,553	2,124,582
Long-term payable to related party	41,139	18,071
Deferred income tax liability	27,350	32,114
Other long-term liabilities	11,778	7,356
Commitments and contingencies (Note 16)
Partners’ equity:
Limited partners (77,886,078 common units outstanding as of December 31, 2013 and 2012)	1,921,726	2,573,263
General partner	43,804	57,986
Accumulated other comprehensive loss	(63,394)	(58,865)
Total NuStar Energy L.P. partners’ equity	1,902,136	2,572,384
Noncontrolling interest	1,658	12,611
Total partners’ equity	1,903,794	2,584,995
Total liabilities and partners’ equity	$5,032,186	$5,613,089
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Thousands of Dollars, Except Unit and Per Unit Data)

	Year Ended December 31,
	2013	2012	2011
Revenues:
Service revenues	$938,138	$870,157	$820,623
Product sales	2,525,594	5,075,579	5,437,006
Total revenues	3,463,732	5,945,736	6,257,629
Costs and expenses:
Cost of product sales	2,453,997	4,930,174	5,175,710
Operating expenses:
Third parties	331,719	392,491	367,889
Related party	122,677	133,654	138,324
Total operating expenses	454,396	526,145	506,213
General and administrative expenses:
Third parties	32,484	42,266	36,830
Related party	58,602	62,490	66,220
Total general and administrative expenses	91,086	104,756	103,050
Depreciation and amortization expense	178,921	159,789	161,773
Goodwill impairment loss	304,453	22,132	—
Asset impairment loss	—	249,646	—
Gain on legal settlement	—	(28,738)	—
Total costs and expenses	3,482,853	5,963,904	5,946,746
Operating (loss) income	(19,121)	(18,168)	310,883
Equity in (loss) earnings of joint ventures	(39,970)	(9,378)	11,458
Interest expense, net	(127,119)	(90,535)	(81,539)
Interest income from related party	6,113	1,219	—
Other income (expense), net	7,341	(24,689)	(3,573)
(Loss) income from continuing operations before income tax expense	(172,756)	(141,551)	237,229
Income tax expense	12,753	24,450	18,555
(Loss) income from continuing operations	(185,509)	(166,001)	218,674
(Loss) income from discontinued operations, net of tax	(99,162)	(61,236)	2,927
Net (loss) income	(284,671)	(227,237)	221,601
Less (loss) income attributable to noncontrolling interest	(10,901)	(621)	140
Net (loss) income attributable to NuStar Energy L.P.	$(273,770)	$(226,616)	$221,461
Net (loss) income per unit applicable to limited partners:
Continuing operations	$(2.89)	$(2.79)	$2.74
Discontinued operations	(1.11)	(0.82)	$0.04
Total (Note 23)	$(4.00)	$(3.61)	$2.78
Weighted-average limited partner units outstanding	77,886,078	72,957,417	65,018,301
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Thousands of Dollars)

	Year Ended December 31,
	2013	2012	2011
Net (loss) income	$(284,671)	$(227,237)	$221,601

Other comprehensive (loss) income:
Foreign currency translation adjustment, net of income tax expense of $0, $414 and $458	(19,364)	10,677	(18,431)
Net unrealized gain (loss) on cash flow hedges	7,213	(94,269)	(53,452)
Net loss (gain) reclassified into income on cash flow hedges	7,570	53,232	(5,030)
Total other comprehensive loss	(4,581)	(30,360)	(76,913)

Comprehensive (loss) income	(289,252)	(257,597)	144,688
Less comprehensive (loss) income attributable to noncontrolling interest	(10,953)	477	(2,866)
Comprehensive (loss) income attributable to NuStar Energy L.P.	$(278,299)	$(258,074)	$147,554
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of Dollars)

	Year Ended December 31,
	2013	2012	2011
Cash Flows from Operating Activities:
Net (loss) income	$(284,671)	$(227,237)	$221,601
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization expense	184,363	170,651	168,286
Amortization of debt related items	4,329	(7,016)	(12,392)
Loss (gain) on sale or disposition of assets	(7,829)	26,902	(262)
Asset and goodwill impairment loss	406,982	271,778	—
Gain on legal settlement	—	(28,738)	—
Deferred income tax (benefit) expense	(6,739)	1,542	4,351
Equity in loss (earnings) of joint ventures	39,970	9,378	(11,458)
Distributions of equity in earnings of joint ventures	7,956	6,364	14,374
Changes in current assets and current liabilities (Note 24)	112,776	90,247	(265,453)
Other, net	28,082	(14,668)	(24,579)
Net cash provided by operating activities	485,219	299,203	94,468
Cash Flows from Investing Activities:
Capital expenditures	(343,320)	(410,595)	(335,660)
Change in accounts payable related to capital expenditures	(5,384)	—	—
Acquisitions	—	(315,810)	(100,690)
Investment in other long-term assets	—	(2,610)	(8,990)
Proceeds from sale or disposition of assets	119,006	478,926	2,086
Increase in note receivable from related party	(80,961)	(95,711)	—
Other, net	(302)	—	—
Net cash used in investing activities	(310,961)	(345,800)	(443,254)
Cash Flows from Financing Activities:
Proceeds from long-term debt borrowings	1,738,451	2,549,145	915,749
Proceeds from short-term debt borrowings	—	71,880	33,800
Proceeds from note offering, net of issuance costs	686,863	247,398	—
Long-term debt repayments	(2,150,743)	(2,648,475)	(768,150)
Short-term debt repayments	—	(71,880)	(33,800)
Proceeds from issuance of common units, net of issuance costs	—	336,415	317,285
Contributions from general partner	—	7,121	6,708
Distributions to unitholders and general partner	(392,204)	(365,279)	(322,046)
(Payments for) proceeds from termination of interest rate swaps	(33,697)	(5,678)	33,433
Other, net	1,980	(9,978)	3,742
Net cash (used in) provided by financing activities	(149,350)	110,669	186,721
Effect of foreign exchange rate changes on cash	(7,767)	2,033	(1,559)
Net increase (decrease) in cash and cash equivalents	17,141	66,105	(163,624)
Cash and cash equivalents as of the beginning of the period	83,602	17,497	181,121
Cash and cash equivalents as of the end of the period	$100,743	$83,602	$17,497
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
Years Ended December 31, 2013, 2012 and 2011
(Thousands of Dollars, Except Unit Data)

	Limited Partners		General Partner	Accumulated Other Comprehensive Income (Loss)	Total NuStar Energy L.P. Partners’ Equity	Noncontrolling Interest	Total Partners’ Equity
	Units	Amount
Balance as of January 1, 2011	64,610,549	$2,598,873	$57,327	$46,500	$2,702,700	$—	$2,702,700
Acquisition	—	—	—	—	—	15,000	15,000
Net income	—	181,439	40,022	—	221,461	140	221,601
Other comprehensive loss	—	—	—	(73,907)	(73,907)	(3,006)	(76,913)
Cash distributions to partners	—	(280,528)	(41,518)	—	(322,046)	—	(322,046)
Issuance of common units, including contribution from general partner	6,145,529	317,285	6,708	—	323,993	—	323,993
Balance as of December 31, 2011	70,756,078	2,817,069	62,539	(27,407)	2,852,201	12,134	2,864,335
Net (loss) income	—	(262,502)	35,886	—	(226,616)	(621)	(227,237)
Other comprehensive (loss) income	—	—	—	(31,458)	(31,458)	1,098	(30,360)
Cash distributions to partners	—	(317,719)	(47,560)	—	(365,279)	—	(365,279)
Issuance of common units, including contribution from general partner	7,130,000	336,739	7,121	—	343,860	—	343,860
Other	—	(324)	—	—	(324)	—	(324)
Balance as of December 31, 2012	77,886,078	2,573,263	57,986	(58,865)	2,572,384	12,611	2,584,995
Net (loss) income	—	(310,652)	36,882	—	(273,770)	(10,901)	(284,671)
Other comprehensive loss	—	—	—	(4,529)	(4,529)	(52)	(4,581)
Cash distributions to partners	—	(341,140)	(51,064)	—	(392,204)	—	(392,204)
Other	—	255	—	—	255	—	255
Balance as of December 31, 2013	77,886,078	$1,921,726	$43,804	$(63,394)	$1,902,136	$1,658	$1,903,794
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2013, 2012 and 2011

1. ORGANIZATION AND OPERATIONS
Organization
NuStar Energy L.P. (NuStar Energy) (NYSE: NS) is engaged in the terminalling and storage of petroleum products, the transportation of petroleum products and anhydrous ammonia, and the marketing of petroleum products. Unless otherwise indicated, the terms “NuStar Energy L.P.,” “the Partnership,” “we,” “our” and “us” are used in this report to refer to NuStar Energy L.P., to one or more of our consolidated subsidiaries or to all of them taken as a whole. NuStar GP Holdings, LLC (NuStar GP Holdings) (NYSE: NSH) owns our general partner, Riverwalk Logistics, L.P., and owns a 14.9% total interest in us as of December 31, 2013.
Operations
We conduct our operations through our subsidiaries, primarily NuStar Logistics, L.P. (NuStar Logistics) and NuStar Pipeline Operating Partnership L.P. (NuPOP). We have three business segments: storage, pipeline and fuels marketing.
Storage. We own terminal and storage facilities in the United States, Canada, Mexico, the Netherlands, including St. Eustatius in the Caribbean, the United Kingdom and Turkey providing approximately 84.8 million barrels of storage capacity. Our terminals and storage facilities provide storage and handling services on a fee basis for petroleum products, specialty chemicals and other liquids, including crude oil and other feedstocks.
Pipeline. We own common carrier refined product pipelines in Texas, Oklahoma, Colorado, New Mexico, Kansas, Nebraska, Iowa, South Dakota, North Dakota and Minnesota covering approximately 5,463 miles, consisting of the Central West System, the East Pipeline and the North Pipeline. The East and North Pipelines also include 21 terminals providing storage capacity of 4.9 million barrels, and the East Pipeline includes two tank farms providing storage capacity of 1.4 million barrels. In addition, we own a 2,000 mile anhydrous ammonia pipeline located in Louisiana, Arkansas, Missouri, Illinois, Indiana, Iowa and Nebraska. We also own 1,180 miles of crude oil pipelines in Texas, Oklahoma, Kansas, Colorado and Illinois, as well as associated crude oil terminal and storage facilities providing storage capacity of 3.4 million barrels in Texas and Oklahoma that are located along the crude oil pipelines. We charge tariffs on a per barrel basis for transporting refined products, crude oil and other feedstocks in our refined product and crude oil pipelines and on a per ton basis for transporting anhydrous ammonia in our ammonia pipeline.
Fuels Marketing. In 2013, we changed the name of the “Asphalt and Fuels Marketing” segment to the “Fuels Marketing” segment since this name more accurately reflects the operations that remain after our deconsolidation of NuStar Asphalt LLC in 2012 and the sale of our fuels refinery in San Antonio, Texas (the San Antonio Refinery) on January 1, 2013. Within our fuels marketing operations, we purchase crude oil and refined petroleum products for resale.
Our fuels marketing segment includes our fuels marketing operations and, through September 28, 2012, our asphalt operations. On September 28, 2012, we sold a 50% ownership interest in NuStar Asphalt LLC, previously a wholly owned subsidiary, and started reporting our remaining investment using the equity method of accounting. Therefore, the results of our asphalt operations are reported in “Equity in (loss) earnings of joint ventures” in the consolidated statements of income beginning on September 28, 2012. In addition, we have presented the results of operations for the San Antonio Refinery and related assets, previously reported in the fuels marketing and pipeline segments, as discontinued operations for all periods presented. See Note 5 for additional discussion.
The activities of the fuels marketing segment expose us to the risk of fluctuations in commodity prices, which has a direct impact on the segment’s results of operations. We enter into derivative contracts to attempt to mitigate the effect of commodity price fluctuations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Consolidation
The accompanying consolidated financial statements represent the consolidated operations of the Partnership and our subsidiaries. Noncontrolling interests are separately disclosed on the financial statements. Inter-partnership balances and transactions have been eliminated in consolidation. The operations of certain pipelines and terminals in which we own an undivided interest are proportionately consolidated in the accompanying consolidated financial statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews their estimates based on currently available information. Management may revise estimates due to changes in facts and circumstances.
Cash and Cash Equivalents
Cash equivalents are all highly liquid investments with an original maturity of three months or less when acquired.
Restricted Cash
Restricted cash is cash held in escrow restricted to use under certain contractual obligations. Restricted cash is included in “Other current assets” in the consolidated balance sheets.
Accounts Receivable
Accounts receivable represent valid claims against non-affiliated customers for products sold or services rendered. We extend credit terms to certain customers after review of various credit indicators, including the customer’s credit rating. Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management’s estimate of collectability at the time of their review.
Inventories
Inventories consist of crude oil, refined petroleum products, and materials and supplies. Inventories, except those associated with a qualifying fair value hedge, are valued at the lower of cost or market. Cost is determined using the weighted-average cost method. Our inventory, other than materials and supplies, consists of one end-product category, petroleum products, which we include in the fuels marketing segment. Accordingly, we determine lower of cost or market adjustments on an aggregate basis. Inventories associated with qualifying fair value hedges are valued at current market prices. Materials and supplies are valued at the lower of average cost or market.
Property, Plant and Equipment
We record additions to property, plant and equipment, including reliability and strategic capital expenditures, at cost.
Reliability capital expenditures are capital expenditures to replace partially or fully depreciated assets to maintain the existing operating capacity of existing assets and extend their useful lives. Strategic capital expenditures are capital expenditures to expand or upgrade the operating capacity, increase efficiency or increase the earnings potential of existing assets, whether through construction or acquisition, along with certain capital expenditures related to support functions. Repair and maintenance costs associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred.
Depreciation of property, plant and equipment is recorded on a straight-line basis over the estimated useful lives of the related assets. Gains or losses on sales or other dispositions of property are recorded in income and are reported in “Other income (expense), net” in the consolidated statements of income. When property or equipment is retired or otherwise disposed of, the difference between the carrying value and the net proceeds is recognized in the year retired.
Goodwill and Intangible Assets
Goodwill acquired in a business combination is not amortized. Instead, we assess goodwill for impairment annually on October 1, or more frequently if events or changes in circumstances indicate it might be impaired. We first assess qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. As of October 1, 2012 and 2011, based on our review of the qualitative factors present, we determined that a quantitative goodwill impairment test was not necessary, and no goodwill impairment had occurred. We performed a quantitative goodwill impairment test as of October 1, 2013.
We calculate the estimated fair value of each of our reporting units using a weighted-average of values calculated using an income approach and a market approach. The income approach involved estimating the fair value of each reporting unit by discounting its estimated future cash flows using a discount rate, consistent with a market participant’s assumption. The market approach bases the fair value measurement on information obtained from observed stock prices of public companies and recent merger and acquisition transaction data of comparable entities.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Our reporting units to which goodwill has been allocated consist of the following:

•	crude oil pipelines;

•	refined product pipelines;

•	refined product terminals, excluding our St. Eustatius and Point Tupper facilities;

•	St. Eustatius and Point Tupper terminal operations (Statia Terminals); and

•	bunkering activity at our St. Eustatius and Point Tupper facilities.

The quantitative impairment test for goodwill consists of a two-step process. Step 1 compares the fair value of the reporting unit to its carrying value including goodwill. The carrying value of each reporting unit equals the total identified assets (including goodwill) less the sum of each reporting unit’s identified current and long term liabilities. We used reasonable and supportable methods to assign the assets and liabilities to the appropriate reporting units in a consistent manner. If the carrying value exceeds fair value, there is a potential impairment and Step 2 must be performed to determine the amount of goodwill impairment. Step 2 compares the carrying value of the reporting unit’s goodwill to its implied fair value using a hypothetical allocation of the reporting unit’s fair value. If the goodwill carrying value exceeds its implied fair value, the excess is reported as impairment. See Note 6 for a discussion of the goodwill impairment recognized in 2013.
Intangible assets are recorded at cost and are assets that lack physical substance (excluding financial assets). Our intangible assets are amortized on a straight-line basis over 10 to 47 years.
Investment in Joint Ventures
We account for our investment in the joint ventures using the equity method of accounting. We report our ownership interest in our equity method investments within “Investment in joint ventures” on the consolidated balance sheet and our portion of the results of operations for our equity method investments in “Equity in (loss) earnings of joint ventures” in the statements of income (loss). See Note 12 for a discussion of our investments in NuStar Asphalt LLC and St Linden Terminals, LLC.
Note Receivable from Related Party
The note receivable from related party consists of the amounts due to us from Asphalt JV under a $250.0 million unsecured revolving credit facility. The note receivable is recorded at the outstanding principal amount, adjusted for equity losses from our investment in Asphalt JV that exceeded the carrying value of our investment in Asphalt JV, and for the fair value of guarantees issued under the NuStar JV Facility. We recognize interest income ratably over the term of the facility in “Interest income from related party” on the consolidated statements of income. See Note 19 for additional information on our agreements with Asphalt JV.
Other Long-Term Assets
“Other long-term assets, net” primarily include the following:

•
funds deposited with a trustee related to revenue bonds issued by the Parish of St. James associated with our St. James terminal expansion (see Note 14 for additional information on the Gulf Opportunity Zone Revenue Bonds);

•	ammonia pipeline linefill and tank heel inventory;

•	deferred financing costs amortized over the life of the related debt obligation using the effective interest method; and

•	long-term derivative assets.
Impairment of Long-Lived Assets
We review long-lived assets, including property, plant and equipment and investment in joint ventures, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We evaluate recoverability using undiscounted estimated net cash flows generated by the related asset or asset group. If the results of that evaluation indicate that the undiscounted cash flows are less than the carrying amount of the asset (i.e, the asset is not recoverable) we perform an impairment analysis. If our intent is to hold the asset for continued use, we determine the amount of impairment as the amount by which the net carrying value exceeds its fair value. If our intent is to sell the asset, and the criteria required to classify an asset as held for sale are met, we determine the amount of impairment as the amount by which the net carrying amount exceeds its fair value less costs to sell. We believe that the carrying amounts of our long-lived assets as of December 31, 2013 are recoverable. See Note 5 for a discussion of impairments of long-lived assets.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Taxes Other than Income Taxes
Taxes other than income taxes include liabilities for ad valorem taxes, franchise taxes, sales and use taxes, excise fees and taxes and value added taxes.
Income Taxes
We are a limited partnership and generally are not subject to federal or state income taxes. Accordingly, our taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, is generally included in the federal and state income tax returns of our partners. For transfers of publicly held units subsequent to our initial public offering, we have made an election permitted by Section 754 of the Internal Revenue Code (the Code) to adjust the common unit purchaser’s tax basis in our underlying assets to reflect the purchase price of the units. This results in an allocation of taxable income and expenses to the purchaser of the common units, including depreciation deductions and gains and losses on sales of assets, based upon the new unitholder’s purchase price for the common units.
We conduct certain of our operations through taxable wholly owned corporate subsidiaries. We account for income taxes related to our taxable subsidiaries using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred taxes using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled.
We recognize a tax position if it is more-likely-than-not that the tax position will be sustained, based on the technical merits of the position, upon examination. We record uncertain tax positions in the financial statements at the largest amount of benefit that is more-likely-than-not to be realized. We had no unrecognized tax benefits as of December 31, 2013 and 2012.

NuStar Energy and certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. For U.S. federal and state purposes, tax years subject to examination are 2009 through 2013 and for our major non-U.S. jurisdictions, tax years subject to examination are 2009 through 2013, both according to standard statute of limitations. NuStar has waived the statute of limitations for limited items for the tax years 2006 and 2007 as a result of an income tax audit in Canada that is currently being appealed in the Tax Court of Canada.
Asset Retirement Obligations
We record a liability for asset retirement obligations at the fair value of the estimated costs to retire a tangible long-lived asset at the time we incur that liability, which is generally when the asset is purchased, constructed or leased, when we have a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the obligation can be made. If a reasonable estimate cannot be made at the time the liability is incurred, we record the liability when sufficient information is available to estimate the fair value.
We have asset retirement obligations with respect to certain of our assets due to various legal obligations to clean and/or dispose of those assets at the time they are retired. However, these assets can be used for an extended and indeterminate period of time as long as they are properly maintained and/or upgraded. It is our practice and current intent to maintain our assets and continue making improvements to those assets based on technological advances. As a result, we believe that our assets have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which we would retire these assets cannot reasonably be estimated at this time. When a date or range of dates can reasonably be estimated for the retirement of any asset, we estimate the costs of performing the retirement activities and record a liability for the fair value of these costs.
We also have legal obligations in the form of leases and right-of-way agreements, which require us to remove certain of our assets upon termination of the agreement. However, these lease or right-of-way agreements generally contain automatic renewal provisions that extend our rights indefinitely or we have other legal means available to extend our rights. We have recorded a liability of approximately $0.6 million as of December 31, 2013 and 2012, which is included in “Other long-term liabilities” in the consolidated balance sheets, for conditional asset retirement obligations related to the retirement of terminal assets with lease and right-of-way agreements.
Environmental Remediation Costs
Environmental remediation costs are expensed and an associated accrual established when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. These environmental obligations are based on estimates of probable undiscounted future costs over a 20-year time period using currently available technology and applying current regulations, as well as our own internal environmental policies. The environmental liabilities have not been reduced by possible recoveries from third parties. Environmental costs include initial

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

site surveys, costs for remediation and restoration and ongoing monitoring costs, as well as fines, damages and other costs, when estimable. Adjustments to initial estimates are recorded, from time to time, to reflect changing circumstances and estimates based upon additional information developed in subsequent periods.
Product Imbalances
We incur product imbalances as a result of variances in pipeline meter readings and volume fluctuations within the East Pipeline system due to pressure and temperature changes. We use quoted market prices as of the reporting date to value our assets and liabilities related to product imbalances. Product imbalance liabilities are included in “Accrued liabilities” and product imbalance assets are included in “Other current assets” in the consolidated balance sheets.
Revenue Recognition
Revenues for the storage segment include fees for tank storage agreements, whereby a customer agrees to pay for a certain amount of storage in a tank over a period of time (storage lease revenues), and throughput agreements, whereby a customer pays a fee per barrel for volumes moving through our terminals and tanks (throughput revenues). Our terminals also provide blending, handling and filtering services. Our facilities at Point Tupper and St. Eustatius charge fees to provide ancillary services such as pilotage, tug assistance, line handling, launch service, emergency response services and other ship services. Storage lease revenues are recognized when services are provided to the customer. Throughput revenues are recognized as refined products are received in or delivered out of our terminal and as crude oil and certain other refinery feedstocks are received by the related refinery. Revenues for ancillary services are recognized as those services are provided.
Revenues for the pipeline segment are derived from interstate and intrastate pipeline transportation of refined product, crude oil and anhydrous ammonia. Transportation revenues (based on pipeline tariffs) are recognized as the refined product, crude oil or anhydrous ammonia is delivered out of the pipelines.
Revenues from the sale of petroleum products, which are included in our fuels marketing segment, are recognized when product is delivered to the customer and title and risk pass to the customer. Additionally, the revenues of our fuels marketing segment include the mark-to-market impact of certain derivative instruments that are part of our limited trading program.
We collect taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, use, value added and some excise taxes. These taxes are not included in revenue.
Income Allocation
Our net income for each quarterly reporting period is first allocated to the general partner in an amount equal to the general partner’s incentive distribution calculated based upon the declared distribution for the respective reporting period. We allocate the remaining net income among the limited and general partners in accordance with their respective 98% and 2% interests.
Net Income per Unit Applicable to Limited Partners
We have identified the general partner interest and incentive distribution rights (IDR) as participating securities and use the two-class method when calculating the net income per unit applicable to limited partners, which is based on the weighted-average number of common units outstanding during the period. Basic and diluted net income per unit applicable to limited partners are the same as we have no potentially dilutive securities outstanding.
Comprehensive Income
Comprehensive income consists of net income and other gains and losses affecting partners’ equity that are excluded from net income, such as foreign currency translation adjustments and mark-to-market adjustments on derivative instruments designated and qualifying as cash flow hedges.
Derivative Financial Instruments
We formally document all relationships between hedging instruments and hedged items. This process includes identification of the hedging instrument and the hedged transaction, the nature of the risk being hedged and how the hedging instrument’s effectiveness will be assessed. To qualify for hedge accounting, at inception of the hedge we assess whether the derivative instruments that are used in our hedging transactions are expected to be highly effective in offsetting changes in cash flows or the fair value of the hedged items. Throughout the designated hedge period and at least quarterly, we assess whether the derivative instruments are highly effective and continue to qualify for hedge accounting. To assess the effectiveness of the hedging relationship both prospectively and retrospectively, we use regression analysis to calculate the correlation of the changes in the fair values of the derivative instrument and related hedged item.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

We record commodity derivative instruments in the consolidated balance sheets at fair value. We recognize mark-to-market adjustments for derivative instruments designated and qualifying as fair value hedges (Fair Value Hedges) and the related change in the fair value of the associated hedged physical inventory or firm commitment within “Cost of product sales.” For derivative instruments designated and qualifying as cash flow hedges (Cash Flow Hedges), we record the effective portion of mark-to-market adjustments as a component of “Accumulated other comprehensive income” (AOCI) until the underlying hedged forecasted transactions occur and are recognized in income. Any hedge ineffectiveness is recognized immediately in “Cost of product sales.” Once a hedged transaction occurs, we reclassify the effective portion from AOCI to “Cost of product sales.” If it becomes probable that a hedged transaction will not occur, then the associated gains or losses are reclassified from AOCI to “Cost of product sales” immediately. For derivative instruments that have associated underlying physical inventory but do not qualify for hedge accounting (Economic Hedges and Other Derivatives), we record the mark-to-market adjustments in “Cost of product sales” or “Operating expenses.”
We were a party to forward-starting interest rate swap agreements for the purpose of hedging the interest rate risk associated with forecasted probable debt issuances. Under the terms of these swap agreements, we paid a fixed rate and received a rate based on three month USD LIBOR. We entered into the swaps in order to hedge the risk of changes in the interest payments attributable to changes in the benchmark interest rate during the period from the effective date of the swap to the issuance of the forecasted debt. We accounted for the forward-starting interest rate swaps as Cash Flow Hedges, and we recognized the fair value of each interest rate swap in the consolidated balance sheets. We recorded the effective portion of mark-to-market adjustments as a component of AOCI, and any hedge ineffectiveness was recognized immediately in “Interest expense, net.” The amount accumulated in AOCI is amortized into “Interest expense, net” over the term of the forecasted debt as the interest payments occur or if the interest payments are probable not to occur. We terminated all remaining forward-starting interest rate swaps during the year ended December 31, 2013.
We classify cash flows associated with our derivative instruments as operating cash flows in the consolidated statements of cash flows, except for receipts or payments associated with terminated forward-starting interest rate swap agreements, which are included in cash flows from financing activities.
In addition, we entered into fixed-to-floating interest rate swap agreements associated with a portion of our fixed-rate senior notes. Under the terms of these swap agreements, we received a fixed rate and paid a variable rate that varied with each agreement. We accounted for the fixed-to-floating interest rate swaps as Fair Value Hedges and recognized the fair value of each interest rate swap in the consolidated balance sheets. Except for one interest rate swap agreement we entered into and terminated in 2011, the interest rate swap agreements qualified for the shortcut method of accounting. As a result, changes in the fair value of the swaps completely offset the changes in the fair value of the underlying hedged debt. We terminated all remaining fixed-to-floating interest rate swaps during the year ended December 31, 2012.
From time to time, we also entered into derivative commodity instruments based on our analysis of market conditions in order to attempt to profit from market fluctuations. These derivative instruments were financial positions entered into without underlying physical inventory and are not considered hedges. We recorded these derivatives in the consolidated balance sheets as assets or liabilities at fair value with mark-to-market adjustments recorded in “Product sales.” We no longer enter into commodity derivatives without underlying physical inventory.
See Note 18 for additional information regarding our derivative financial instruments.
Operating Leases
We recognize rent expense on a straight-line basis over the lease term, including the impact of both scheduled rent increases and free or reduced rents (commonly referred to as “rent holidays”).
Unit-based Compensation
NuStar GP, LLC, a wholly owned subsidiary of NuStar GP Holdings, has adopted various long-term incentive plans that provide the Compensation Committee of the Board of Directors of NuStar GP, LLC with the right to grant employees and directors of NuStar GP, LLC providing services to NuStar Energy the right to receive NS common units. NuStar GP, LLC accounts for awards of NS common unit options, restricted units and performance awards at fair value as a derivative, whereby a liability for the award is recorded at inception. Subsequent changes in the fair value of the award are included in the determination of net income. NuStar GP, LLC determines the fair value of NS unit options using the Black-Scholes model at each reporting date. NuStar GP, LLC determines the fair value of NS restricted units and performance awards using the market price of NS common units at each reporting date. However, performance awards are earned only upon NuStar Energy’s achievement of an objective performance measure. NuStar GP, LLC records compensation expense each reporting period such that the cumulative compensation expense recognized equals the current fair value of the percentage of the award that has

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

vested. NuStar GP, LLC records compensation expense related to NS unit options until such options are exercised, and compensation expense related to NS restricted units until the date of vesting.
NuStar GP Holdings has adopted a long-term incentive plan that provides the Compensation Committee of the Board of Directors of NuStar GP Holdings with the right to grant employees, consultants and directors of NuStar GP Holdings and its affiliates, including NuStar GP, LLC, rights to receive NSH common units. NuStar GP Holdings accounts for awards of NSH restricted units and unit options granted to its directors or employees of NuStar GP, LLC at fair value. The fair value of NSH unit options is determined using the Black-Scholes model at the grant date, and the fair value of the NSH restricted unit equals the market price of NSH common units at the grant date. NuStar GP Holdings recognizes compensation expense for NSH restricted units and unit options ratably over the vesting period based on the fair value of the units at the grant date.
Under these long-term incentive plans, certain awards provide that the grantee’s award vests immediately upon retirement or that the grantee’s award will continue to vest on schedule after retirement. Compensation expense is recognized immediately if these awards are granted to retirement-eligible employees.  In addition, if, during a vesting period of a grant, the grantee will become retirement-eligible, then compensation expense associated with the grant is recognized from the grant date through the grantee’s retirement eligibility date.  Currently, employees are typically retirement eligible at age 55.
We reimburse NuStar GP, LLC for the expenses resulting from NS and NSH awards to employees and directors of NuStar GP, LLC. We include such compensation expense in “General and administrative expenses” on the consolidated statements of income. We do not reimburse NuStar GP, LLC for the expense resulting from NSH awards to non-employee directors of NuStar GP Holdings.
Margin Deposits
Margin deposits relate to our exchange-traded derivative contracts and generally vary based on changes in the value of the contracts. Margin deposits are included in “Other current assets” in the consolidated balance sheets.
Foreign Currency Translation
The functional currencies of our foreign subsidiaries are the local currency of the country in which the subsidiary is located, except for our subsidiaries located in St. Eustatius in the Caribbean (formerly the Netherlands Antilles), whose functional currency is the U.S. dollar. The assets and liabilities of our foreign subsidiaries with local functional currencies are translated to U.S. dollars at period-end exchange rates, and income and expense items are translated to U.S. dollars at weighted-average exchange rates in effect during the period. These translation adjustments are included in “Accumulated other comprehensive loss” in the equity section of the consolidated balance sheets. Gains and losses on foreign currency transactions are included in “Other income (expense), net” in the consolidated statements of income.
Reclassifications
Certain previously reported amounts in the 2012 and 2011 consolidated financial statements and notes have been reclassified to conform to the 2013 presentation. As further discussed in Note 5, we reclassified certain storage assets as “Assets held for sale” on the consolidated balance sheet as of December 31, 2013. As a result, we have presented the results of operations for these assets, previously reported in the storage segment, as discontinued operations for all periods presented.

3. NEW ACCOUNTING PRONOUNCEMENTS
Balance Sheet Offsetting
In December 2011, the Financial Accounting Standards Board (FASB) amended the disclosure requirements with respect to offsetting assets and liabilities. The amended guidance requires new disclosures to enable users of financial statements to reconcile differences in the offsetting requirements under U.S. GAAP and International Financial Reporting Standards. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the balance sheet as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In January 2013, the FASB further amended and clarified the scope of balance sheet offsetting disclosure requirements. The amended guidance limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent that they are offset in the financial statements or subject to an enforceable master netting arrangement or similar agreement. The disclosures are required irrespective of whether the transactions are offset in the consolidated balance sheets. The amended guidance is effective for annual and interim reporting periods beginning on or after January 1, 2013, and retrospective application is required. Accordingly, we adopted the amended guidance January 1, 2013, and it did not have a material impact on our disclosures.

Other Comprehensive Income
In February 2013, the FASB further amended the disclosure requirements for the presentation of comprehensive income.
The amended guidance requires that entities present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income and the income statement line items affected by the reclassification. The amended guidance is effective prospectively for annual and interim reporting periods beginning after December 15, 2012. Accordingly, we adopted the amended guidance January 1, 2013, and it did not have a material impact on our disclosures.

4. ACQUISITIONS

Completed During 2012
TexStar Asset Acquisition. On December 13, 2012, NuStar Logistics acquired the TexStar Crude Oil Assets (as defined below), including 100% of the partnership interest in TexStar Crude Oil Pipeline, LP, from TexStar Midstream Services, LP and certain of its affiliates (collectively, TexStar) for $325.4 million (the TexStar Asset Acquisition), pursuant to an Asset Purchase Agreement (the Purchase Agreement). The TexStar Crude Oil Assets consist of approximately 140 miles of crude oil pipelines and gathering lines, as well as five terminals and storage facilities providing 0.6 million barrels of storage capacity. The consolidated statements of income include the results of operations for the TexStar Asset Acquisition in the pipeline segment commencing on December 13, 2012.
We accounted for the TexStar Asset Acquisition using the acquisition method. The fair value of the consideration transferred was allocated based on the estimated fair values of the individual assets acquired and liabilities assumed at the date of acquisition. The purchase price and purchase price allocation was as follows (in thousands of dollars):

Cash paid for the TexStar Asset Acquisition	$315,810
Fair value of liabilities assumed	9,600
Purchase price	$325,410

Accounts receivable	$537
Property, plant and equipment	125,614
Goodwill	131,359
Intangible assets	67,900
Purchase price allocation	$325,410

Completed During 2011
San Antonio Refinery. On April 19, 2011, we purchased certain refining and storage assets, inventory and other working capital items from AGE Refining, Inc. for $62.0 million, including the assumption of certain environmental liabilities. The assets consisted of a 14,500 barrel per day refinery in San Antonio, Texas and 0.4 million barrels of aggregate storage capacity (the San Antonio Refinery Acquisition). The final purchase price was allocated based on the estimated fair values of the individual assets acquired and liabilities assumed at the date of acquisition. On January 1, 2013, we sold the refinery and related assets; see Note 5 for additional discussion of the sale.
Turkey Acquisition. On February 9, 2011, we acquired 75% of the outstanding capital of a Turkish company, which owns two terminals in Mersin, Turkey, with an aggregate 1.4 million barrels of storage capacity, for approximately $57.0 million (the Turkey Acquisition). Both terminals are connected via pipelines to an offshore platform located approximately three miles off the Mediterranean Sea coast. The Turkey Acquisition was accounted for using the acquisition method. The purchase price was allocated based on the estimated fair values of the individual assets acquired, liabilities assumed and noncontrolling interest at the date of acquisition.

5. DISPOSITIONS AND ASSETS HELD FOR SALE

Terminals Held for Sale
As of December 31, 2013, we identified several non-strategic, underperforming terminal facilities and decided to divest those facilities. As a result, we reclassified the associated assets as “Assets held for sale” on the consolidated balance sheet. We presented the results of operations for those facilities, which were previously reported in the storage segment, as discontinued operations for all periods presented. We allocated interest expense of $1.4 million, $0.8 million and $0.6 million for the years ended December 31, 2013, 2012 and 2011, respectively, to discontinued operations based on the ratio of net assets discontinued to consolidated net assets.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In connection with the plan for disposal, we determined that the estimated fair value, less cost to sell, was less than the carrying amount of each disposal group, resulting in an impairment loss of $102.5 million. Since these terminal facilities met the required criteria to be classified as assets held for sale on the consolidated balance sheet, we recorded the impairment loss in “(Loss) income from discontinued operations, net of tax” on the consolidated statement of income for the year ended December 31, 2013.

The impairment loss consisted of the following:

Year Ended December 31, 2013
(Thousands of Dollars)
Property, plant and equipment, net	$68,213
Intangible assets, net (customer relationships)	6,856
Goodwill	27,460
Asset impairment loss	$102,529

San Antonio Refinery Sale
On January 1, 2013, we sold the San Antonio Refinery and related assets, which included inventory, a terminal in Elmendorf, Texas and a pipeline connecting the terminal and refinery for approximately $117.0 million (the San Antonio Refinery Sale). As of December 31, 2012, we reclassified the assets related to the San Antonio Refinery as “Assets held for sale” on the consolidated balance sheet. The liabilities held for sale related to the San Antonio Refinery are included within “Accrued liabilities” on the consolidated balance sheet. We have presented the results of operations for the San Antonio Refinery and related assets, previously reported in the fuels marketing and pipeline segments, as discontinued operations for all periods presented. We allocated interest expense of $3.9 million and $2.0 million for the years ended December 31, 2012 and 2011, respectively, to discontinued operations based on the ratio of net assets discontinued to consolidated net assets. We recognized a gain of $9.3 million on the sale, which is included in discontinued operations for the year ended December 31, 2013.

The following table summarizes the results from discontinued operations for the terminal facilities held for sale and the San Antonio Refinery:

	Year Ended December 31,
	2013	2012	2011
	(Thousands of Dollars)
Revenues	$7,758	$571,071	$317,626

Income (loss) before income tax expense	$(106,033)	$(63,165)	$1,251

The total assets and liabilities held for sale consisted of the following:

	December 31,
	2013	2012
	(Thousands of Dollars)
Inventories	$—	$15,939
Property, plant and equipment, net	21,987	96,745
Other long-term assets, net	—	5,650
Assets held for sale	$21,987	$118,334

Accrued liabilities (environmental reserve)	$—	$289
Other long-term liabilities (environmental reserve)	—	7,621
Liabilities held for sale	$—	$7,910

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Asphalt Sale
On September 28, 2012, we sold a 50% ownership interest (the Asphalt Sale) in NuStar Asphalt LLC (Asphalt JV), previously a wholly owned subsidiary, to an affiliate of Lindsay Goldberg LLC (Lindsay Goldberg), a private investment firm. Asphalt JV owns and operates the asphalt refining assets that were previously wholly owned by NuStar Energy, including an asphalt refinery located in Paulsboro, New Jersey and a terminal in Savannah, Georgia (collectively, the Asphalt Operations). Lindsay Goldberg paid $175.0 million for the Class A equity interests (Class A Interests) of Asphalt JV, while we retained the Class B equity interests with a fair value of $52.0 million (Class B Interests). The Class A Interests have a distribution preference over the Class B Interests, as well as a liquidation preference. We also received $263.8 million from Asphalt JV for inventory related to the Asphalt Operations.

Deconsolidation. We determined the equity of Asphalt JV is not sufficient to finance its activities without additional subordinated support, including support provided by us as described in Note 19. Therefore, we determined Asphalt JV is a variable interest entity (VIE). An entity is required to consolidate a VIE if the entity is considered the primary beneficiary of the VIE. We analyzed our relationship with Asphalt JV, including our representation on the board of managers, our equity interests and our rights under the various agreements with Asphalt JV and determined that we do not have the power to direct the activities most significant to the economic performance of Asphalt JV. As a result, we are not the primary beneficiary of Asphalt JV. Upon closing, we deconsolidated Asphalt JV and started reporting our remaining investment in Asphalt JV using the equity method of accounting. At closing, the fair value of the consideration we received was less than the carrying amount of the net assets of the Asphalt Operations upon deconsolidation, and we recognized a loss of $23.8 million in “Other income (expense), net” in the consolidated statements of income for the year ended December 31, 2012. Because of our continued involvement with Asphalt JV, we have not presented the results of operations for the Asphalt Operations prior to closing as discontinued operations. Beginning on September 28, 2012, we have presented transactions between us and Asphalt JV as related party transactions in the consolidated financial statements.

Impairments. In anticipation of the Asphalt Sale, we evaluated the goodwill and other long-lived assets associated with the Asphalt Operations for potential impairment. As of June 30, 2012, we estimated the fair value of the Asphalt Operations reporting unit as the sum of (i) the purchase price to be paid by Lindsay Goldberg for the Class A Interests of Asphalt JV, (ii) the fair value of the Class B Interests of Asphalt JV that we would retain and (iii) the fair value of the working capital, primarily inventory. We determined the fair value of the Class B Interests using a combination of estimated discounted future cash flows and a pricing model. The fair value of the working capital was based on estimated current market prices. The estimated fair value of the Asphalt Operations reporting unit was less than its carrying value, which resulted in the recognition of a goodwill impairment loss of $22.1 million in the second quarter of 2012. In addition, in the second quarter of 2012, we recorded an asset impairment loss of $244.3 million in order to write-down the carrying value of long-lived assets related to the Asphalt Operations, including fixed assets, intangible assets and other long-term assets, to their estimated fair value. The goodwill impairment loss and the asset impairment loss related to the Asphalt Operations were reported in the fuels marketing segment.

The Asphalt Operations asset impairment loss consisted of the following:

Year Ended December 31, 2012
(Thousands of Dollars)
Property, plant and equipment, net	$232,759
Intangible assets, net	6,564
Other long-term assets, net	4,902
Asset impairment loss	$244,225

In February 2014, we divested of our remaining 50% ownership interest in Asphalt JV. See Note 29 for additional discussion.

Terminal Sales
On April 16, 2012, we sold five terminals in Georgia and Alabama with an aggregate storage capacity of 1.8 million barrels for total proceeds of $30.8 million.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

6. GOODWILL

2013 Goodwill Impairment
The estimated fair value was less than the carrying value of the Statia Terminals reporting unit. To determine the amount of goodwill impairment loss, we first considered whether any other assets assigned to the Statia Terminals reporting unit were impaired. The only significant assets of this reporting unit, other than goodwill, consist of property, plant and equipment, which we determined were fully recoverable. The hypothetical fair value allocation for the Statia Terminals reporting unit indicated the estimated fair value of goodwill was $0. As a result, we recognized a $304.5 million goodwill impairment charge in the fourth quarter of 2013, which represents all of the goodwill allocated to the Statia Terminals reporting unit.

The goodwill impairment charge resulted from changes in demand for storage at our St. Eustatius and Point Tupper terminal locations. Increased supply from various shale formations within the U.S. has reduced the need for storage at these locations, which historically functioned as break bulk facilities for light crude moving from foreign sources into the U.S. These changes in crude flow patterns, as well as the backwardation of the forward pricing curve, reduced demand at these terminals. Primarily resulting from those factors, a customer at our St. Eustatius terminal vacated a significant portion of its storage in the fourth quarter of 2013.

Changes in the carrying amount of goodwill by segment were as follows:

	Storage	Pipeline	Fuels Marketing	Total
	(Thousands of Dollars)
Balances as of January 1, 2012
Goodwill	$618,614	$174,848	$53,255	$846,717
Accumulated impairment losses	—	—	—	—
Net goodwill	618,614	174,848	53,255	846,717
TexStar Asset Acquisition preliminary purchase price allocation	—	127,896	—	127,896
Asphalt Operations impairment	—	—	(22,132)	(22,132)
Terminal sales (a)	(3,764)	—	—	(3,764)
Other (b)	2,307	—	—	2,307
Balances as of December 31, 2012
Goodwill	617,157	302,744	53,255	973,156
Accumulated impairment losses	—	—	(22,132)	(22,132)
Net goodwill	617,157	302,744	31,123	951,024
TexStar Asset Acquisition final purchase price allocation	—	3,463	—	3,463
Impairments	(331,913)	—	—	(331,913)
Other (b)	(5,145)	—	—	(5,145)
Balances as of December 31, 2013
Goodwill	612,012	306,207	53,255	971,474
Accumulated impairment losses	(331,913)	—	(22,132)	(354,045)
Net goodwill	$280,099	$306,207	$31,123	$617,429

(a)	Goodwill associated with five terminals in Georgia and Alabama sold on April 16, 2012.

(b)
Includes purchase price adjustments related to acquisitions still subject to the measurement period that ends at the earlier of 12 months from the acquisition date or when information becomes available. Also includes foreign currency translation adjustments.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS
The changes in the allowance for doubtful accounts consisted of the following:

	Year Ended December 31,
	2013	2012	2011
	(Thousands of Dollars)
Balance as of beginning of year	$808	$2,147	$1,457
Increase in allowance	1,039	27	934
Accounts charged against the allowance, net of recoveries	(625)	(1,367)	(243)
Foreign currency translation	2	1	(1)
Balance as of end of year	$1,224	$808	$2,147

8. INVENTORIES
Inventories consisted of the following:

	December 31,
	2013	2012
	(Thousands of Dollars)
Crude oil	$6,485	$447
Finished products	123,656	164,894
Materials and supplies	8,006	7,887
Total	$138,147	$173,228
Our finished products consist of intermediates, gasoline, distillates and other petroleum products. Materials and supplies mainly consist of blending and additive chemicals and maintenance materials used in our pipeline and storage segments.

9. OTHER CURRENT ASSETS
Other current assets consisted of the following:

	December 31,
	2013	2012
	(Thousands of Dollars)
Prepaid expenses	$16,487	$18,008
Restricted cash	9,316	15,227
Derivative assets	4,948	9,358
Margin deposits	3,285	6,192
Product advances	3,076	14,764
Product imbalances	1,980	1,232
Other	360	457
Other current assets	$39,452	$65,238

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

10. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, at cost, consisted of the following:

	Estimated Useful Lives			December 31,
				2013	2012
	(Years)			(Thousands of Dollars)
Land		—		$129,731	$133,341
Land and leasehold improvements	10	-	35	142,122	110,575
Buildings	15	-	40	133,531	120,499
Pipelines, storage and terminals	20	-	35	3,787,499	3,531,925
Rights-of-way	20	-	40	155,833	148,021
Construction in progress		—		152,121	243,498
Total				4,500,837	4,287,859
Less accumulated depreciation and amortization				(1,190,184)	(1,049,399)
Property, plant and equipment, net				$3,310,653	$3,238,460
Capitalized interest costs added to property, plant and equipment totaled $4.5 million, $7.7 million and $5.4 million for the years ended December 31, 2013, 2012 and 2011, respectively. Depreciation and amortization expense for property, plant and equipment totaled $168.8 million, $157.8 million and $157.2 million for the years ended December 31, 2013, 2012 and 2011, respectively, including depreciation expense included in “(Loss) income from discontinued operations, net of tax” on the consolidated statements of income.

11. INTANGIBLE ASSETS
Intangible assets consisted of the following:

	December 31, 2013		December 31, 2012
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
	(Thousands of Dollars)
Customer relationships	$127,614	$(58,230)	$137,470	$(46,951)
Other	2,359	(494)	2,359	(443)
Total	$129,973	$(58,724)	$139,829	$(47,394)
All of our intangible assets are subject to amortization. Amortization expense for intangible assets was $13.8 million, $7.8 million and $8.3 million for the years ended December 31, 2013, 2012 and 2011, respectively. The estimated aggregate amortization expense for the next five years is as follows:

Amortization Expense
(Thousands of Dollars)
2014	$12,579
2015	$9,709
2016	$6,840
2017	$6,840
2018	$6,840

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

12. INVESTMENT IN JOINT VENTURES
Summary Financial Information
Condensed combined financial information related to our joint ventures is presented below:

	December 31,
	2013	2012
	(Thousands of Dollars)
Balance Sheet Information:
Current assets	$263,683	$375,686
Long-term assets	300,484	289,584
Total assets	$564,167	$665,270
Current liabilities	$118,720	$185,525
Long-term liabilities	273,220	231,559
Total liabilities	391,940	417,084
Total equity	172,227	248,186
Total liabilities and equity	$564,167	$665,270

	Year Ended December 31,
	2013	2012	2011
	(Thousands of Dollars)
Statement of (Loss) Income Information:
Revenues	$1,623,155	$458,816	$36,419
Operating (loss) income	$(45,373)	$(4,801)	$23,062
Net (loss) income	$(59,963)	$(12,418)	$23,066

NuStar Asphalt LLC. Asphalt JV is owned 50% by the Partnership and 50% by Lindsay Goldberg. Asphalt JV owns and operates the asphalt refining assets that were previously wholly owned by NuStar Energy, including an asphalt refinery located in Paulsboro, New Jersey and a terminal in Savannah, Georgia.

During the year ended December 31, 2013, our equity in loss of joint ventures included a $49.6 million loss from our investment in Asphalt JV, which exceeded our investment in Asphalt JV. From the point our investment in Asphalt JV reached $0, we recorded additional losses of $13.1 million, as a reduction of the carrying value of the note receivable from Asphalt JV. See Note 19 for a discussion of our agreements with Asphalt JV. In February 2014, we divested of our remaining 50% ownership interest in Asphalt JV. See Note 29 for additional discussion.
ST Linden Terminals, LLC. The 44-acre facility provides deep-water terminalling capabilities at New York Harbor and primarily stores petroleum products, including gasoline, jet fuel and fuel oils. As part of our acquisition of Kaneb Pipeline Partners, L.P. and Kaneb Services LLC in July 2005 (the Kaneb Acquisition), we acquired an investment in ST Linden Terminals, LLC (Linden). Linden is owned 50% by the Partnership and 50% by NIC Holding Corp. In connection with the Kaneb Acquisition, we recorded our investment in Linden at fair value, which exceeded our 50% share of its members’ equity. This excess totaled $42.6 million and $43.0 million as of December 31, 2013 and 2012, respectively, a portion of which is being amortized into expense over the average life of the assets held by Linden, or 25 years. The remaining balance not amortized represents goodwill of Linden.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

13. ACCRUED LIABILITIES
Accrued liabilities consisted of the following:

	December 31,
	2013	2012
	(Thousands of Dollars)
Derivative liabilities	$2,233	$60,121
Employee wages and benefit costs	16,698	15,381
Unearned income	8,225	10,476
TexStar Asset Acquisition contingent consideration	1,318	9,600
Liabilities held for sale	—	7,910
Other	10,158	20,715
Accrued liabilities	$38,632	$124,203

14. DEBT
Long-term debt consisted of the following:

				December 31,
	Maturity			2013	2012
				(Thousands of Dollars)
$1.5 billion revolving credit agreement		2017		$503,036	$440,330
4.75% senior notes		2022		250,000	250,000
6.75% senior notes		2021		300,000	—
4.80% senior notes		2020		450,000	450,000
7.65% senior notes		2018		350,000	350,000
6.05% senior notes		2013		—	229,932
5.875% senior notes		2013		—	250,000
7.625% subordinated notes		2043		402,500	—
Gulf Opportunity Zone revenue bonds	2038	thru	2041	365,440	365,440
UK term loan		2013		—	34,142
Port Authority of Corpus Christi note payable		2015		—	577
Net fair value adjustments and unamortized discounts		N/A		34,577	40,583
Total debt				2,655,553	2,411,004
Less current portion				—	286,422
Long-term debt, less current portion				$2,655,553	$2,124,582
The long-term debt repayments are due as follows (in thousands):

2014	$—
2015	—
2016	—
2017	503,036
2018	350,000
Thereafter	1,767,940
Total repayments	2,620,976
Net fair value adjustments and unamortized discounts	34,577
Total debt	$2,655,553
Interest payments totaled $118.3 million, $118.4 million and $115.1 million for the years ended December 31, 2013, 2012 and 2011, respectively.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Revolving Credit Agreements
NuStar Logistics is a party to a $1.5 billion five-year revolving credit agreement, as amended (the 2012 Revolving Credit Agreement), which includes the ability to borrow up to the equivalent of $250.0 million in Euros. On December 4, 2013, we amended the 2012 Revolving Credit Agreement to add the ability to borrow up to the equivalent of $250.0 million in British Pounds Sterling. The 2012 Revolving Credit Agreement matures on May 2, 2017. Obligations under the 2012 Revolving Credit Agreement are guaranteed by NuStar Energy and NuPOP. NuPOP will be released from its guarantee of the 2012 Revolving Credit Agreement when it no longer guarantees NuStar Logistics public debt instruments.
The 2012 Revolving Credit Agreement bears interest, at our option, based on either an alternative base rate or a LIBOR-based rate. The interest rate on the 2012 Revolving Credit Agreement is subject to adjustment if our debt rating is downgraded (or subsequently upgraded) by certain credit rating agencies. In July 2012, Standard & Poor’s Ratings Services (S&P) lowered our credit rating to BB+ from BBB-, and in January 2013, Moody’s Investor Service Inc. (Moody’s) lowered our credit rating to Ba1 from Baa3. The interest rates applicable to the 2012 Revolving Credit Agreement do not adjust unless both S&P and Moody’s change their ratings; therefore, the interest rate on the 2012 Revolving Credit Agreement increased by 0.375% effective January 2013. As of December 31, 2013, our weighted-average interest rate was 2.2%. During the year ended December 31, 2013, the weighted-average interest rate related to borrowings under the 2012 Revolving Credit Agreement was 2.2%.
The 2012 Revolving Credit Agreement contains customary restrictive covenants, including requiring us to maintain, as of the end of each rolling period, which consists of any period of four consecutive fiscal quarters, a consolidated debt coverage ratio (consolidated indebtedness to consolidated EBITDA, as defined in the 2012 Revolving Credit Agreement) not to exceed 5.00-to-1.00. If we consummate an acquisition for an aggregate net consideration of at least $50.0 million, the maximum consolidated debt coverage ratio will increase to 5.50-to-1.00 for two rolling periods. The 2012 Revolving Credit Agreement permits unlimited investments in joint ventures and unconsolidated subsidiaries, provided that no default exists, but limits the amount of cash distributions for such joint ventures and unconsolidated subsidiaries included in the calculation of the consolidated debt coverage ratio to 20% of consolidated EBITDA. The requirement not to exceed a maximum consolidated debt coverage ratio may limit the amount we can borrow under the 2012 Revolving Credit Agreement to an amount less than the total amount available for borrowing. As of December 31, 2013, our consolidated debt coverage ratio was 4.4x, and we had $829.3 million available for borrowing.
Letters of credit issued under our 2012 Revolving Credit Agreement totaled $167.6 million as of December 31, 2013. Letters of credit are limited to $750.0 million and also may restrict the amount we can borrow under the 2012 Revolving Credit Agreement.
Notes
NuStar Logistics’ Senior Notes. On August 19, 2013, NuStar Logistics issued $300.0 million of 6.75% senior notes due February 1, 2021 (the 6.75% Senior Notes). We received proceeds of approximately $296.0 million, net of the underwriters’ discount and deferred issuance costs of $4.0 million, which we used for general partnership purposes, including repayment of outstanding borrowings under our 2012 Revolving Credit Agreement. The interest on the 6.75% Senior Notes is payable semi-annually in arrears on February 1 and August 1 of each year beginning on February 1, 2014.

In March 2013, we repaid NuStar Logistics’ $229.9 million of 6.05% senior notes due March 15, 2013 with borrowings under our 2012 Revolving Credit Agreement.
Interest is payable semi-annually in arrears for the $250.0 million of 4.75% senior notes, $300.0 million of 6.75% senior notes, $450.0 million of 4.80% senior notes and $350.0 million of 7.65% senior notes (collectively, the NuStar Logistics Senior Notes). The interest rate payable on the 7.65% senior notes is subject to adjustment if our debt rating is downgraded (or subsequently upgraded) by certain credit rating agencies. The interest rate on NuStar Logistics’ $350.0 million of 7.65% senior notes increased by another 0.25% in January 2013 as a result of the Moody’s downgrade. The NuStar Logistics Senior Notes do not have sinking fund requirements. These notes rank equally with existing senior unsecured indebtedness of NuStar Logistics and contain restrictions on NuStar Logistics’ ability to incur secured indebtedness unless the same security is also provided for the benefit of holders of the NuStar Logistics Senior Notes. In addition, the NuStar Logistics Senior Notes limit NuStar Logistics’ ability to incur indebtedness secured by certain liens and to engage in certain sale-leaseback transactions. At the option of NuStar Logistics, the NuStar Logistics Senior Notes may be redeemed in whole or in part at any time at a redemption price, which includes a make-whole premium, plus accrued and unpaid interest to the redemption date.
The NuStar Logistics Senior Notes are fully and unconditionally guaranteed by NuStar Energy and NuPOP. NuPOP will be released from its guarantee of senior notes issued by NuStar Logistics when it no longer guarantees any obligations of NuStar Energy, or any of its subsidiaries, including NuStar Logistics, under any bank facility or public debt instrument.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NuStar Logistics’ 7.625% Fixed-to-Floating Rate Subordinated Notes. On January 22, 2013, NuStar Logistics issued $402.5 million of 7.625% fixed-to-floating rate subordinated notes due January 15, 2043 (the Subordinated Notes), including the underwriters’ option to purchase up to an additional $52.5 million principal amount of the notes, which was exercised in full. We received proceeds of approximately $390.9 million, net of $11.6 million of deferred issuance costs, which we used for general partnership purposes, including repayment of outstanding borrowings under our 2012 Revolving Credit Agreement. The Subordinated Notes are fully and unconditionally guaranteed on an unsecured and subordinated basis by NuStar Energy and NuPOP.
The Subordinated Notes bear interest at a fixed annual rate of 7.625%, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year beginning on April 15, 2013 and ending on January 15, 2018. Thereafter, the Subordinated Notes will bear interest at an annual rate equal to the sum of the three-month LIBOR rate for the related quarterly interest period, plus 6.734% payable quarterly on January 15, April 15, July 15 and October 15 of each year, commencing April 15, 2018, unless payment is deferred in accordance with the terms of the notes. NuStar Logistics may elect to defer interest payments on the Subordinated Notes on one or more occasions for up to five consecutive years. Deferred interest will accumulate additional interest at a rate equal to the interest rate then applicable to the Subordinated Notes until paid. If NuStar Logistics elects to defer interest payments, NuStar Energy cannot declare or make cash distributions to its unitholders during the period interest is deferred.
The Subordinated Notes do not have sinking fund requirements and are subordinated to existing senior unsecured indebtedness of NuStar Logistics and NuPOP. The Subordinated Notes do not contain restrictions on NuStar Logistics’ ability to incur additional indebtedness, including debt that ranks senior in priority of payment to the notes. In addition, the Subordinated Notes do not limit NuStar Logistics’ ability to incur indebtedness secured by certain liens or to engage in certain sale-leaseback transactions. At the option of NuStar Logistics, the Subordinated Notes may be redeemed in whole or in part at any time at a redemption price, which may include a make-whole premium, plus accrued and unpaid interest to the redemption date.
NuPOP’s Senior Notes. As a result of the Kaneb Acquisition, we assumed the outstanding senior notes issued by NuPOP, having an aggregate face value of $500.0 million, and an aggregate fair value of $555.0 million at the acquisition date (the NuPOP Senior Notes). We used the effective interest method to amortize the difference between the fair value and the face value of the senior notes as a reduction of interest expense over the lives of the senior notes. The senior notes were issued in two series, the first of which bore interest at 7.75% annually and matured in 2012, and the second series which bore interest 5.875% annually and matured in 2013. We repaid NuPOP’s $250.0 million of 5.875% senior notes due June 1, 2013 with borrowings under our 2012 Revolving Credit Agreement.
Gulf Opportunity Zone Revenue Bonds
In 2008, 2010 and 2011, the Parish of St. James, where our St. James, Louisiana, terminal is located, issued Revenue Bonds (NuStar Logistics, L.P. Project) Series 2008, Series 2010, Series 2010A, Series 2010B and Series 2011 associated with our St. James terminal expansion pursuant to the Gulf Opportunity Zone Act of 2005 (collectively, the Gulf Opportunity Zone Revenue Bonds). The interest rates on these bonds are based on a weekly tax-exempt bond market interest rate, and interest is paid monthly. Following the issuance, the proceeds were deposited with a trustee and are disbursed to us upon our request for reimbursement of expenditures related to our St. James terminal expansion. We include the amount remaining in trust in “Other long-term assets, net,” and we include the amount of bonds issued in “Long-term debt, less current portion” in our consolidated balance sheets. For the year ended December 31, 2013, we received $43.1 million from the trustee.
NuStar Logistics is solely obligated to service the principal and interest payments associated with the Gulf Opportunity Zone Revenue Bonds. Letters of credit were issued on our behalf to guarantee the payment of interest and principal on the bonds. All letters of credit rank equally with existing senior unsecured indebtedness of NuStar Logistics. The letters of credit issued by individual banks do not restrict the amount we can borrow under the 2012 Revolving Credit Agreement.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table summarizes the Gulf Opportunity Zone Revenue Bonds outstanding as of December 31, 2013:

Date Issued	Maturity Date	Amount Outstanding	Amount of Letter of Credit		Amount Received from Trustee	Amount Remaining in Trust	Average Annual Interest Rate
		(Thousands of Dollars)
June 26, 2008	June 1, 2038	$55,440	$56,169		$55,440	$—	0.10%
July 15, 2010	July 1, 2040	100,000	101,315		100,000	—	0.10%
October 7, 2010	October 1, 2040	50,000	50,658	(a)	24,580	25,420	0.11%
December 29, 2010	December 1, 2040	85,000	86,118	(a)	26,924	58,076	0.11%
August 29, 2011	August 1, 2041	75,000	75,986		75,000	—	0.10%
	Total	$365,440	$370,246		$281,944	$83,496

(a)	Letters of credit issued under the 2012 Revolving Credit Agreement.
UK Term Loan
In December 2013, we repaid our UK subsidiary, NuStar Terminals Limited’s, £21 million amended and restated term loan, which matured on December 10, 2013, with borrowings under our 2012 Revolving Credit Agreement.
Our other long-term debt obligations do not contain any financial covenants. However, a default under any of our debt instruments would be considered an event of default under all of our debt instruments.
Port Authority of Corpus Christi Note Payable
The proceeds from the original $12.0 million note payable due to the Port of Corpus Christi Authority of Nueces County, Texas (Port Authority of Corpus Christi) were used for the construction of a crude oil storage facility in Corpus Christi, Texas. The note payable was due in annual installments of $1.2 million through December 31, 2015 and was collateralized by the crude oil storage facility. The wharfage and dockage fees paid to the Port Authority of Corpus Christi in connection with the use of the crude oil storage facility exceeded certain limits per the terms of the note, which have accelerated the repayment of the unpaid principal balance. On February 6, 2013, we repaid the remaining principle balance of $0.6 million.

15. HEALTH, SAFETY AND ENVIRONMENTAL MATTERS
Our operations are subject to extensive federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures, pipeline integrity and operator qualifications, among others. Our operations are also subject to extensive federal and state health and safety laws and regulations, including those relating to pipeline safety. The principal environmental and safety risks associated with our operations relate to unauthorized emissions into the air, unauthorized releases into soil, surface water or groundwater, and personal injury and property damage. Compliance with these environmental and safety laws, regulations and permits increases our capital expenditures and our overall cost of business, and violations of these laws, regulations and/or permits can result in significant civil and criminal liabilities, injunctions or other penalties.
Most of our pipelines are subject to federal regulation by one or more of the following governmental agencies or laws: the Federal Energy Regulatory Commission (the FERC), the Surface Transportation Board (the STB), the Department of Transportation (DOT), the Environmental Protection Agency (EPA) and the Homeland Security Act. Additionally, the operations and integrity of the pipelines are subject to the respective state jurisdictions along the route of the systems.
We have adopted policies, practices and procedures in the areas of pollution control, pipeline integrity, operator qualifications, public relations and education, product safety, process safety management, occupational health and the handling, storage, use and disposal of hazardous materials that are designed to prevent material environmental or other damage, to ensure the safety of our pipelines, our employees, the public and the environment and to limit the financial liability that could result from such events. Future governmental action and regulatory initiatives could result in changes to expected operating permits and procedures, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time. In addition, contamination resulting from spills of petroleum products occurs within the industry. Risks of additional costs and liabilities are inherent within the industry, and there can be no assurances that significant costs and liabilities will not be incurred in the future.
Environmental and safety exposures and liabilities are difficult to assess and estimate due to unknown factors such as the timing and extent of remediation, the determination of our liability in proportion to other parties, improvements in cleanup

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

technologies and the extent to which environmental and safety laws and regulations may change in the future. Although environmental and safety costs may have a significant impact on the results of operations for any single period, we believe that such costs will not have a material adverse effect on our financial position.
The balance of and changes in the accruals for environmental matters were as follows:

	Year Ended December 31,
	2013	2012
	(Thousands of Dollars)
Balance as of the beginning of year	$13,451	$23,113
Additions to accrual	3,623	4,766
San Antonio Refinery Acquisition purchase price adjustment	—	(5,957)
Payments	(2,940)	(5,242)
San Antonio Refinery Sale	(7,910)	—
Asphalt Sale	—	(3,300)
Foreign currency translation	9	71
Balance as of the end of year	$6,233	$13,451

Accruals for environmental matters are included in the consolidated balance sheets as follows:

	December 31,
	2013	2012
	(Thousands of Dollars)

Accrued liabilities	$3,299	$10,627
Other long-term liabilities	2,934	2,824
Accruals for environmental matters	$6,233	$13,451

16. COMMITMENTS AND CONTINGENCIES
Contingencies
We have contingent liabilities resulting from various litigation, claims and commitments. We record accruals for loss contingencies when losses are considered probable and can be reasonably estimated. Legal fees associated with defending the Partnership in legal matters are expensed as incurred. As of December 31, 2013, we have accrued $0.7 million for contingent losses. The amount that will ultimately be paid related to these matters may differ from the recorded accruals, and the timing of such payments is uncertain. In addition, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on our results of operations, financial position or liquidity.
Commitments
Future minimum rental payments applicable to all noncancellable operating leases and purchase obligations as of December 31, 2013 are as follows:

	Payments Due by Period
	2014	2015	2016	2017	2018	There- after	Total
	(Thousands of Dollars)
Operating leases	$30,300	$24,886	$21,274	$18,954	$16,980	$80,090	$192,484
Purchase obligations:	8,571	5,108	3,841	694	216	—	18,430

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Rental expense for all operating leases totaled $52.9 million, $73.9 million and $70.0 million for the years ended December 31, 2013, 2012 and 2011, respectively, including rental expense included in “(Loss) income from discontinued operations, net of tax” on the consolidated statements of income. Our operating leases consist primarily of the following:

•	a ten-year lease for tugs and barges utilized at our St. Eustatius facility for bunker fuel sales, with two five-year renewal options;

•	leases for tugs and barges utilized at our Point Tupper facility for bunker fuel sales, with lease terms ranging from five to ten years; and

•	land leases at various terminal facilities.

On November 6, 2013, we came to a mutual agreement with PDVSA-Petróleo S.A. (PDVSA) effective January 1, 2014 to terminate that certain Crude Oil Sales Agreement dated effective as of March 1, 2008 (the CSA). We previously amended the CSA on July 5, 2013 to reduce the crude oil purchase obligations from 75,000 barrels per day to 30,000 barrels per day, which remained in effect through the end of 2013. Effective January 1, 2014, our crude oil supply agreement with Asphalt JV will also terminate. See Note 19 for a discussion of our crude oil supply agreement with Asphalt JV.

17. FAIR VALUE MEASUREMENTS
We segregate the inputs used in measuring fair value into three levels: Level 1, defined as observable inputs such as quoted prices for identical assets or liabilities in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in markets that are not active; and Level 3, defined as unobservable inputs in which little or no market data exists. We consider counterparty credit risk and our own credit risk in the determination of all estimated fair values.
Recurring Fair Value Measurements
The following assets and liabilities are measured at fair value on a recurring basis:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	(Thousands of Dollars)
Other current assets:
Product imbalances	$1,980	$—	$—	$1,980
Commodity derivatives	—	4,948	—	4,948
Other long-term assets, net:
Commodity derivatives	—	6,977	—	6,977
Accrued liabilities:
Product imbalances	(2,190)	—	—	(2,190)
Commodity derivatives	(1,433)	(800)	—	(2,233)
Contingent consideration	—	—	(1,318)	(1,318)
Other long-term liabilities:
Commodity derivatives	—	(1,575)	—	(1,575)
Guarantee liability	—	—	(1,880)	(1,880)
Total	$(1,643)	$9,550	$(3,198)	$4,709

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	December 31, 2012
	Level 1	Level 2	Level 3	Total
	(Thousands of Dollars)
Other current assets:
Product imbalances	$1,232	$—	$—	$1,232
Commodity derivatives	1,001	8,357	—	9,358
Other long-term assets, net:
Commodity derivatives	—	9,206	—	9,206
Accrued liabilities:
Product imbalances	(1,686)	—	—	(1,686)
Commodity derivatives	—	(19,210)	—	(19,210)
Interest rate swaps	—	(40,911)	—	(40,911)
Contingent consideration	—	—	(9,600)	(9,600)
Total	$547	$(42,558)	$(9,600)	$(51,611)

Product Imbalances. We value our assets and liabilities related to product imbalances using quoted market prices in active markets as of the reporting date.
Interest Rate Swaps. We estimate the fair value of both our fixed-to-floating and forward-starting interest rate swaps using discounted cash flows, which use observable inputs such as time to maturity and market interest rates.
Commodity Derivatives. We base the fair value of certain of our commodity derivative instruments on quoted prices on an exchange; accordingly, we include these in Level 1 of the fair value hierarchy. We also have derivative instruments for which we determine fair value using industry pricing services and other observable inputs, such as quoted prices on an exchange for similar derivative instruments. Therefore, we include these derivative instruments in Level 2 of the fair value hierarchy. See Note 18 for a discussion of our derivative instruments.

Contingent Consideration. In connection with the TexStar Asset Acquisition, we could be obligated to pay additional consideration to TexStar. Such obligations are dependent upon the cost of work required to complete certain assets and obtain outstanding real estate rights (collectively, the Contingent Consideration). We estimated the fair value of the Contingent Consideration using a probability-weighted discounted cash flow model, which reflects possible outcomes and our estimates of the probabilities of those outcomes. Our estimate of the fair value is based on significant inputs not observable in the market and thus falls within Level 3 of the fair value hierarchy. The probability-weighted cash flows were discounted using a discount rate of 11%.

Based on our assessment of the costs necessary to complete the assets in accordance with our agreement with TexStar, and considering the probability of possible outcomes, we determined that it is unlikely we would be obligated to pay a portion of the Contingent Consideration. The undiscounted amount of potential future payments that we could be required to make under the applicable agreements is between $0 and $1.3 million.

Guarantees. As of December 31, 2013, we recorded a liability of $1.9 million representing the fair value of guarantees we have issued on behalf of Asphalt JV. We estimated the fair value considering the probability of default by Asphalt JV and an estimate of the amount we would be obligated to pay under the guarantees at the time of default. We calculated the fair value based on the guarantees outstanding as of December 31, 2013, totaling $79.7 million, plus two guarantees that do not specify a maximum amount. Our estimate of the fair value is based on significant inputs not observable in the market and thus falls within Level 3 of the fair value hierarchy. See Note 19 for a discussion of our agreements with Asphalt JV.

In the event we are obligated to perform under these guarantees, that amount paid by us will be added to borrowings under the NuStar JV Facility. As a result, we increased the carrying value of the note receivable from Asphalt JV by the same amount as the liability for the fair value of the guarantees outstanding as of December 31, 2013.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table summarizes the activity in our Level 3 liabilities:

Year Ended December 31, 2013
(Thousands of Dollars)
Beginning balance	$9,600
Amounts settled	(1,114)
Adjustment to guarantee liability	1,880
Changes in fair value recorded in earnings:
Operating expenses	(8,000)
Interest expense, net	832
Ending balance	$3,198

Non-recurring Fair Value Measurements
As of December 31, 2013, we reclassified the property, plant and equipment associated with certain terminals as “Assets held for sale” on the consolidated balance sheet and recorded those assets at fair value, less costs to sell. We estimated the fair value of $22.0 million using a weighted-average of values calculated using an income approach and a market approach. The income approach calculates fair value by discounting the estimated net cash flows generated by the related terminal. The market approach involves estimating the fair value measurement on an earnings multiple based on public company transaction data. Our estimate of the fair value is based on significant inputs not observable in the market and thus falls within Level 3 of the fair value hierarchy.

Fair Value of Financial Instruments
We recognize cash equivalents, receivables, the note receivable from Asphalt JV, payables and debt in our consolidated balance sheets at their carrying amount. The fair values of these financial instruments, except for the note receivable from related party and debt, approximate their carrying amounts.

The estimated fair values and carrying amounts of our debt and note receivable from Asphalt JV were as follows:

	December 31,
	2013	2012
	(Thousands of Dollars)
Debt:
Fair value	$2,636,734	$2,377,120
Carrying amount	$2,655,553	$2,411,004

Note Receivable from Related Party:
Fair value	$133,416	$91,705
Carrying amount	$165,440	$95,711

We estimated the fair value of our publicly traded senior notes based upon quoted prices in active markets; therefore, we determined the fair value of our publicly traded senior notes falls in Level 1 of the fair value hierarchy. For our other debt, for which a quoted market price is not available, we estimated the fair value using a discounted cash flow analysis using current incremental borrowing rates for similar types of borrowing arrangements and determined the fair value falls in Level 2 of the fair value hierarchy.
The note receivable related to the NuStar JV Facility is recorded at the outstanding principal amount, adjusted for equity losses from our investment in Asphalt JV after the carrying value of our investment in Asphalt JV was reduced to zero and for the fair value of guarantees issued under the NuStar JV Facility. We estimated the fair value of the note receivable using discounted cash flows, which use observable inputs such as time to maturity and market interest rates, and determined the fair value falls in Level 2 of the fair value hierarchy.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

18. DERIVATIVES AND RISK MANAGEMENT ACTIVITIES
We utilize various derivative instruments to manage our exposure to commodity price risk and manage our exposure to interest rate risk. Our risk management policies and procedures are designed to monitor interest rates, futures and swap positions and over-the-counter positions, as well as physical volumes, grades, locations and delivery schedules to help ensure that our hedging activities address our market risks. Our risk management committee oversees our trading policies and procedures and certain aspects of commodity and trading risk management. Our risk management committee also reviews all new commodity and trading risk management strategies in accordance with our risk management policy, as approved by our board of directors.

Interest Rate Risk
We were a party to certain interest rate swap agreements to manage our exposure to changes in interest rates. We entered into fixed-to-floating interest rate swap agreements associated with a portion of our fixed-rate senior notes. We accounted for our fixed-to-floating interest rate swaps as fair value hedges. In 2012, we entered into and terminated fixed-to-floating interest rate swap agreements with an aggregate notional amount of $200.0 million related to NuStar Logistics’ 4.75% senior notes issued on February 2, 2012. Under the terms of these interest rate swap agreements, we received a fixed rate of 4.75% and paid a variable rate based on one month USD LIBOR plus a percentage that varied with each agreement. We also terminated fixed-to-floating interest rate swap agreements with an aggregate notional amount of $270.0 million associated with NuStar Logistics’ 4.80% senior notes. Under the terms of these interest rate swap agreements, we received a fixed rate of 4.8% and paid a variable rate based on one month USD LIBOR, plus a percentage that varies with each agreement. We received $19.7 million in connection with the terminations, which we are amortizing into “Interest expense, net” over the remaining lives of the 4.80% and 4.75% senior notes. The termination payments are included in cash flows from financing activities on the consolidated statements of cash flows. We had no fixed-to-floating interest rate swaps as of December 31, 2013 and 2012.
We were also a party to forward-starting interest rate swap agreements related to the interest payments associated with forecasted probable debt issuances in 2013. Under the terms of the swaps, we paid a fixed rate and received a rate based on three month USD LIBOR. We entered into these swaps in order to hedge the risk of changes in the interest payments attributable to changes in the benchmark interest rate during the period from the effective date of the swap to the issuance of the forecasted debt. These swaps qualified, and we designated them, as cash flow hedges of future interest payments associated with forecasted debt issuances. In connection with the issuance of the 4.75% senior notes on February 2, 2012, we terminated forward-starting interest rate swap agreements with an aggregate notional amount of $225.0 million. We paid $25.4 million in connection with the terminations, which is being reclassified out of “Accumulated other comprehensive loss” and into “Interest expense, net” as the interest payments occur over the life of the 4.75% senior notes.
In 2013, in connection with the maturity of the 6.05% senior notes due March 15, 2013 and 5.875% senior notes due June 1, 2013, we terminated forward-starting interest rate swap agreements with an aggregate notional amount of $275.0 million. We paid $33.7 million in connection with the terminations, which we reclassify out of “Accumulated other comprehensive loss” and into “Interest expense, net” as the interest payments occur or if the interest payments are probable not to occur. During the second quarter of 2013, we determined that one forecasted interest payment was probable not to occur, and we reclassified $2.0 million out of “Accumulated other comprehensive loss” to “Interest expense, net.”
The termination payments are included in cash flows from financing activities on the consolidated statements of cash flows. We had no forward-starting interest rate swaps as of December 31, 2013, and the total aggregate notional amount of the forward-starting interest rate swaps was $275.0 million as of December 31, 2012.

Commodity Price Risk
We are exposed to market risks related to the volatility of crude oil and refined product prices. In order to reduce the risk of commodity price fluctuations with respect to our crude oil and finished product inventories and related firm commitments to purchase and/or sell such inventories, we utilize commodity futures and swap contracts, which qualify, and we designate as, fair value hedges. Derivatives that are intended to hedge our commodity price risk, but fail to qualify as fair value or cash flow hedges, are considered economic hedges, and we record associated gains and losses in net income.
We entered into commodity swap contracts to hedge the price risk associated with the San Antonio Refinery. These contracts fixed the purchase price of crude oil and sales prices of refined products for a portion of the expected production of the San Antonio Refinery, thereby attempting to mitigate the risk of volatility of future cash flows associated with hedged volumes. These contracts qualified, and we designated them, as cash flow hedges. During the fourth quarter of 2011, we decided to adjust the refinery’s operations, which caused a shift in the future production yields of the San Antonio Refinery. This change caused certain forecasted sales of gasoline products to be replaced with distillate sales; therefore, we concluded that these forecasted gasoline sales were probable not to occur, and we discontinued cash flow hedging treatment for the related commodity contracts. We recorded gains of $16.4 million related to these contracts for the year ended December 31, 2011,

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

including $15.1 million which we reclassified from accumulated other comprehensive loss. In anticipation of the San Antonio Refinery Sale, we concluded that all of the forecasted sales were probable not to occur. Therefore, we discontinued cash flow hedging treatment for the related commodity contracts in December 2012 and incurred a loss of $21.7 million, which we reclassified from accumulated other comprehensive loss to “(Loss) income from discontinued operations, net of tax.”
The volume of commodity contracts is based on open derivative positions and represents the combined volume of our long and short positions on an absolute basis, which totaled 15.2 million barrels and 22.7 million barrels as of December 31, 2013 and 2012, respectively.
As of December 31, 2013 and 2012, we had $3.3 million and $6.2 million, respectively, of margin deposits related to our derivative instruments.
The fair values of our derivative instruments included in our consolidated balance sheets were as follows:

		Asset Derivatives		Liability Derivatives
	Balance Sheet Location	December 31,
		2013	2012	2013	2012
		(Thousands of Dollars)
Derivatives Designated as Hedging Instruments:
Commodity contracts	Other current assets	$—	$1,471	$—	$(811)
Commodity contracts	Accrued liabilities	—	—	(130)	—
Interest rate swaps	Accrued liabilities	—	—	—	(40,911)
Total		—	1,471	(130)	(41,722)

Derivatives Not Designated as Hedging Instruments:
Commodity contracts	Other current assets	16,168	22,269	(11,220)	(13,571)
Commodity contracts	Other long-term assets, net	15,883	39,322	(8,906)	(30,116)
Commodity contracts	Accrued liabilities	4,523	17,406	(6,626)	(36,616)
Commodity contracts	Other long-term liabilities	5,448	—	(7,023)	—
Total		42,022	78,997	(33,775)	(80,303)

Total Derivatives		$42,022	$80,468	$(33,905)	$(122,025)

Certain of our derivative instruments are eligible for offset in the consolidated balance sheets and subject to master netting arrangements. Under our master netting arrangements, there is a legally enforceable right to offset amounts, and we intend to settle such amounts on a net basis. The following are the net amounts presented on the consolidated balance sheets:

	December 31,
Commodity Contracts	2013	2012
	(Thousands of Dollars)
Net amounts of assets presented in the consolidated balance sheets	$11,925	$18,564
Net amounts of liabilities presented in the consolidated balance sheets	$(3,808)	$(19,210)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The earnings impact of our derivative activity was as follows:

Derivatives Designated as Fair Value Hedging Instruments	Income Statement Location	Amount of Gain (Loss) Recognized in Income on Derivative (Effective Portion)	Amount of Gain (Loss) Recognized in Income on Hedged Item	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
		(Thousands of Dollars)
Year ended December 31, 2013:
Commodity contracts	Cost of product sales	$3,964	$(6,327)	$(2,363)

Year ended December 31, 2012:
Interest rate swaps	Interest expense, net	$17,345	$(17,345)	$—
Commodity contracts	Cost of product sales	(10,505)	12,139	1,634
Total		$6,840	$(5,206)	$1,634

Year ended December 31, 2011:
Interest rate swaps	Interest expense, net	$(55,183)	$54,588	$(595)
Commodity contracts	Cost of product sales	(10,228)	9,004	(1,224)
Total		$(65,411)	$63,592	$(1,819)

Derivatives Designated as Cash Flow Hedging Instruments	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Income Statement Location (a)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) (b)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
	(Thousands of Dollars)		(Thousands of Dollars)
Year ended December 31, 2013:
Interest rate swaps	$7,213	Interest expense, net	$(7,570)	$—

Year ended December 31, 2012:
Interest rate swaps	$(17,069)	Interest expense, net	$(1,749)	$—
Commodity contracts	(77,200)	(Loss) income from discontinued operations	(51,483)	4,010
Total	$(94,269)		$(53,232)	$4,010

Year ended December 31, 2011:
Interest rate swaps	$(84,199)	Interest expense, net	$—	$—
Commodity contracts	30,747	(Loss) income from discontinued operations	5,030	(4,010)
Total	$(53,452)		$5,030	$(4,010)

(a)
Amounts are included in specified location for both the gain (loss) reclassified from accumulated OCI into income (effective portion) and the gain (loss) recognized in income on derivative (ineffective portion).

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Derivatives Not Designated as Hedging Instruments	Income Statement Location	Amount of Gain (Loss) Recognized in Income
		(Thousands of Dollars)
Year ended December 31, 2013:
Commodity contracts	Cost of product sales	$(5,323)
Commodity contracts	(Loss) income from discontinued operations	(218)
Total		$(5,541)

Year ended December 31, 2012:
Commodity contracts	Revenues	$(7,654)
Commodity contracts	Cost of product sales	20,138
Commodity contracts	(Loss) income from discontinued operations	6,176
Total		$18,660

Year ended December 31, 2011:
Commodity contracts	Revenues	$235
Commodity contracts	Cost of product sales	(11,661)
Commodity contracts	Operating expenses	46
Commodity contracts	(Loss) income from discontinued operations	7,207
Total		$(4,173)
For derivatives designated as cash flow hedging instruments, once a hedged transaction occurs, we reclassify the effective portion from AOCI to “Interest expense, net” for our forward-starting interest rate swaps or to “Income (loss) from discontinued operations, net of tax” for our commodity contracts associated with the San Antonio Refinery. As of December 31, 2013, we expect to reclassify a loss of $10.7 million to “Interest expense, net” within the next twelve months.

19. RELATED PARTY TRANSACTIONS
The following table summarizes information pertaining to related party transactions:

	Year Ended December 31,
	2013	2012	2011
	(Thousands of Dollars)
Revenues	$14,897	$1,990	$—
Operating expenses	$122,677	$133,654	$138,324
General and administrative expenses	$58,602	$62,490	$66,220
Interest income	$6,113	$1,219	$—
Revenues included in discontinued operations, net of tax	$3,720	$3,390	$1,039
Expenses included in discontinued operations, net of tax	$6,051	$14,328	$12,238
NuStar GP, LLC
Our operations are managed by NuStar GP, LLC, the general partner of our general partner. Under a services agreement between NuStar Energy and NuStar GP, LLC, employees of NuStar GP, LLC perform services for our U.S. operations. Certain of our wholly owned subsidiaries employ persons who perform services for our international operations.
GP Services Agreement. NuStar Energy and NuStar GP, LLC entered into a services agreement effective January 1, 2008 (the GP Services Agreement). The GP Services Agreement provides that NuStar GP, LLC will furnish administrative and certain operating services necessary to conduct the business of NuStar Energy. All employees providing services to both NuStar GP Holdings and NuStar Energy are employed by NuStar GP, LLC; therefore, NuStar Energy reimburses NuStar GP, LLC for all employee costs, other than the expenses allocated to NuStar GP Holdings (the Holdco Administrative Services Expense). The GP Services Agreement has an original termination date of December 31, 2012, but will automatically renew every two-year unless terminated by either party upon six months’ prior written notice.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

We had a payable to NuStar GP, LLC of $8.3 million and $1.4 million as of December 31, 2013 and 2012, respectively, with both amounts representing payroll, employee benefit plan expenses and unit-based compensation. We also had a long-term payable to NuStar GP, LLC as of December 31, 2013 and 2012 of $41.1 million and $18.1 million, respectively, for amounts payable for retiree medical benefits and other post-employment benefits.
Non-Compete Agreement. On July 19, 2006, we entered into a non-compete agreement with NuStar GP Holdings, Riverwalk Logistics, L.P. and NuStar GP, LLC (the Non-Compete Agreement). The Non-Compete Agreement became effective on December 22, 2006 when NuStar GP Holdings ceased to be subject to the Amended and Restated Omnibus Agreement, dated March 31, 2006. Under the Non-Compete Agreement, we will have a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. NuStar GP Holdings will have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. With respect to any other business opportunities, neither the Partnership nor NuStar GP Holdings are prohibited from engaging in any business, even if the Partnership and NuStar GP Holdings would have a conflict of interest with respect to such other business opportunity.
Asphalt JV
Financing Agreements and Credit Support. The NuStar JV Facility is an unsecured revolving credit facility provided by NuStar Energy that will be available to fund working capital needs and for general purposes of Asphalt JV in an aggregate principal amount not to exceed $250.0 million for a term of seven years. The NuStar JV Facility matures on September 28, 2019 and bears interest based on either an alternative base rate or a LIBOR-based rate. As of December 31, 2013, the interest rate was 3.2%. In the event NuStar Energy no longer owns an equity interest in Asphalt JV, the interest rate increases and the availability under the NuStar JV Facility is reduced to a maximum of $167.0 million after two years and $83.0 million after three years. As of December 31, 2013, the face amount of our note receivable from Asphalt JV totaled $176.7 million.
In addition, during the term of the NuStar JV Facility, we will provide credit support, such as guarantees, letters of credit and cash collateral, as applicable, of up to $150.0 million. As of December 31, 2013, we provided guarantees for commodity purchases, lease obligations and certain utilities for Asphalt JV with a maximum potential exposure of $79.7 million, plus two guarantees to suppliers that do not specify a maximum amount. A majority of the guarantees were in existence prior to the Asphalt Sale and have no expiration date. As of December 31, 2013, NuStar Energy has also provided $9.7 million in letters of credit on behalf of Asphalt JV. In the event we are obligated to perform under these guarantees, that amount paid by us will be added to borrowings under the NuStar JV Facility, but it will not reduce the availability under the NuStar Facility.

Variable Interest Entity. We determined the equity of Asphalt JV is not sufficient to finance its activities without additional subordinated support, including support provided by us as described above. Therefore, we determined the Asphalt JV is a VIE. As of December 31, 2013, our maximum exposure to loss as a result of our involvement with Asphalt JV is approximately $450.7 million, which consists of the following (in thousands of dollars):

	Maximum Exposure to Loss	Carrying Value
		asset/(liability)
Receivable from Asphalt JV	$50,717	$50,717
Note receivable under the NuStar JV Facility	250,000	165,440
Credit support, including guarantees	150,000	(1,880)
Total	$450,717	$214,277

Terminal Service Agreements. Simultaneously with the Asphalt Sale, we entered into four terminal service agreements with Asphalt JV for our terminals in Wilmington, NC, Rosario, NM, Catoosa, OK and Houston, TX. Pursuant to the terms of the agreements, we provide aggregate storage capacity of 0.8 million barrels and blending services to Asphalt JV for a service charge of $1.5 million per year. The storage charge will be adjusted annually based on the percentage increase in the consumer price index. The terminal service agreements each have a term of ten years, with Asphalt JV’s option to extend for an additional five years. Asphalt JV also has the option to terminate any terminal service agreement with 90 days written notice. If any of the terminal service agreements are extended, the storage charge will be based on the then-current fair market storage rates for comparable storage services charged by us to third parties.
In addition, we have terminal service agreements with Asphalt JV for our terminals in Jacksonville, FL, Dumfries, VA, and Baltimore, MD. These terminal service agreements have lease terms ranging from one to five years, with annual renewal

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

options. Asphalt JV has the option to terminate any of these agreements at the end of a lease term with 90 days written notice. Pursuant to the terms of the agreements, we provide aggregate storage capacity of approximately 0.6 million barrels to Asphalt JV for a storage charge of approximately $6.3 million per year, plus applicable throughput and handling fees.
In February 2014, we divested of our remaining 50% ownership interest in Asphalt JV. See Note 29 of the Notes to Consolidated Financial Statements in Item 8. “Financial Statements and Supplementary Data”for additional discussion.
Crude Oil Supply Agreement. We entered into a crude oil supply agreement with Asphalt JV (the Asphalt JV Crude Oil Supply Agreement) that commits Asphalt JV to purchase from us in a given year the lesser of (i) the number of barrels of crude oil required to be purchased by us from PDVSA under the CSA for such year or (ii) 35,000 barrels per day of crude oil multiplied by the number of days in such year. As a result of the termination of the CSA, the Asphalt JV Crude Oil Supply Agreement will also terminate effective January 1, 2014. See Note 16 for additional discussion of the CSA. As of December 31, 2013 and December 31, 2012, we had a receivable from Asphalt JV of $50.7 million and $109.4 million, respectively, mainly associated with crude oil sales under the Asphalt JV Crude Oil Supply Agreement.
Services Agreements Between Asphalt JV and NuStar GP,LLC. In conjunction with the Asphalt Sale, NuStar GP, LLC entered into a services agreement with Asphalt JV, effective September 28, 2012 (the Asphalt JV Services Agreement). The Asphalt JV Services Agreement provides that NuStar GP, LLC furnish certain administrative and other operating services necessary to conduct the business of Asphalt JV. Asphalt JV compensates NuStar GP, LLC for these services through an annual fee totaling $10.0 million, subject to adjustment based on the annual merit increase percentage applicable to NuStar GP, LLC employees for the most recently completed contract year. The Asphalt JV Services Agreement will terminate on December 31, 2017 and will automatically renew for successive two-year terms. Asphalt JV may terminate the Asphalt JV Services Agreement at any time, with 180 days prior written notice or reduce the level of service with 45 days prior written notice. During the year ended December 31, 2013, Asphalt JV provided written notice to reduce the level of services that NuStar GP, LLC provides to Asphalt JV to 63% of the original service level.
In addition, NuStar GP, LLC entered into an employee services agreement with Asphalt JV, effective September 28, 2012 (the Asphalt JV Employee Services Agreement). The Asphalt JV Employee Services Agreement provided that certain of NuStar GP, LLC employees would provide employee-services to Asphalt JV. In exchange, Asphalt JV would reimburse NuStar GP, LLC for the compensation expense of those employees at the same rates that were in effect at the effective date of the Asphalt JV Employee Services Agreement, including an annual bonus amount that does not exceed NuStar GP, LLC’s target bonus plan. The employees covered under the Asphalt JV Employee Services Agreement were not entitled to any new unit-based compensation grants from NuStar GP, LLC, and Asphalt JV was not responsible for unit-based compensation costs prior to the effective date. The Asphalt JV Employee Services Agreement terminated on December 31, 2012, and effective January 1, 2013, those employees became employees of Asphalt JV.

20. EMPLOYEE BENEFIT PLANS AND LONG-TERM INCENTIVE PLANS
Employee Benefit Plans
We rely on employees of NuStar GP, LLC to provide the necessary services to conduct our U.S. operations. NuStar GP, LLC sponsors various employee benefit plans.
The NuStar Pension Plan (the Pension Plan) is a qualified non-contributory defined benefit pension plan that became effective July 1, 2006. The Pension Plan covers substantially all of NuStar GP, LLC’s employees and generally provides eligible employees with retirement income calculated under a final average pay formula (FAP) or a cash balance formula. Employees hired before January 1, 2011 are covered under FAP, which is based on years of service and compensation during their period of service, and employees become fully vested in their benefits upon attaining five years of vesting service. Employees hired on January 1, 2011 or after are covered under the cash balance formula, which is based on age and service and interest credits, and employees become fully vested in their benefits upon attaining three years of vesting service. Effective January 1, 2014, the Pension Plan was amended to freeze the FAP benefit as of December 31, 2013 and all employees will be covered under the cash balance formula.
NuStar GP, LLC also maintains an excess pension plan (the Excess Pension Plan) which is a nonqualified deferred compensation plan that provides benefits to a select group of management or other highly compensated employees of NuStar GP, LLC. The supplemental executive retirement plan (the SERP) has no participants, and it will terminate in 2014 upon a final payment to the former participants.
The NuStar Thrift Plan (the Thrift Plan) is a qualified employee profit-sharing plan that became effective June 26, 2006. Participation in the Thrift Plan is voluntary and is open to substantially all NuStar GP, LLC employees upon their date of hire, except for part-time employees (as defined in the Thrift Plan), who become eligible upon completing one year of service (as

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

defined in the Thrift Plan). Thrift Plan participants can contribute from 1% up to 30% of their total annual compensation to the Thrift Plan in the form of pre-tax and/or after tax employee contributions. NuStar GP, LLC makes matching contributions in an amount equal to 100% of each participant’s employee contributions up to a maximum of 6% of the participant’s total annual compensation.

NuStar GP, LLC also maintains an excess thrift plan (the Excess Thrift Plan) that became effective July 1, 2006. The Excess Thrift Plan is a nonqualified deferred compensation plan that provides benefits to those employees of NuStar GP, LLC whose compensation and/or annual contributions under the Thrift Plan are subject to the limitations applicable to qualified retirement plans under the Code. Benefits under the Excess Thrift Plan are generally payable in a single lump sum payment upon the employee’s separation from service.
None of the Excess Thrift Plan, the Excess Pension Plan or the SERP is intended to constitute either a qualified plan under the provisions of Section 401 of the Code or a funded plan subject to the Employee Retirement Income Security Act.
NuStar GP, LLC also provides a medical benefits plan for retired employees. In 2013, the plan was amended for employees that retire on or after April 1, 2014 to provide a defined subsidy for eligible third-party health care premiums.
We also maintain several other defined contribution plans for certain international employees located in Canada, the Netherlands and the United Kingdom. For the years ended December 31, 2013, 2012 and 2011, our costs for these plans totaled $2.5 million, $2.6 million and $2.6 million, respectively.
Long-Term Incentive Plans
NuStar GP, LLC sponsors the following:

•
The Third Amended and Restated 2000 Long-Term Incentive Plan (the 2000 LTIP), under which NuStar GP, LLC may award up to 3,250,000 NS common units. Awards under the 2000 LTIP can include NS unit options, restricted units, performance awards, distribution equivalent rights (DER) and contractual rights to receive common units. As of December 31, 2013, a total of 1,517,027 NS common units remained available to be awarded under the 2000 LTIP.

•
The 2006 Long-Term Incentive Plan (the 2006 LTIP) under which NuStar GP Holdings may award up to 2,000,000 NSH units to employees, consultants and directors of NuStar GP Holdings and its affiliates, including us. Awards under the 2006 LTIP can include NSH unit options, performance awards, DER, restricted units, phantom units, unit grants and unit appreciation rights. As of December 31, 2013, a total of 1,494,177 NSH units remained available to be awarded under the 2006 LTIP.

The 2003 Employee Unit Incentive Plan (the UIP), under which NuStar GP, LLC awarded NS common units to employees of NuStar GP, LLC or its affiliates, terminated on June 16, 2013. The 2002 Unit Option Plan (the UOP), under which NuStar GP, LLC awarded NS unit options to officers and directors of NuStar GP, LLC or its affiliates, terminated on March 22, 2012.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The number of awards granted under the above-described plans were as follows:

	Year Ended December 31,
	2013		2012		2011
	Granted	Vesting	Granted	Vesting	Granted	Vesting
2000 LTIP:
Performance awards	38,786	(a)	33,445	(a)	27,111	(a)
Restricted units (b)	269,182	1/5 per year	231,855	1/5 per year	208,195	1/5 per year
Restricted units (grants to non-employee directors of NuStar GP, LLC)	8,904	1/3 per year	8,170	1/3 per year	6,760	1/3 per year
UIP:
Restricted units (c)	—	—	15,382	1/5 per year	14,005	1/5 per year
2006 LTIP:
Restricted units	18,620	1/5 per year	25,640	1/5 per year	24,970	1/5 per year
Restricted units (grants to non-employee directors of NuStar GP Holdings) (d)	13,183	1/3 per year	10,601	1/3 per year	9,987	1/3 per year

(a)	Performance awards vest 1/3 per year if certain performance measures are met.

(b)
The 2000 LTIP restricted unit grants include 3,882 restricted unit awards granted to certain international employees for the year ended December 31, 2013, that vest 1/3 per year , as defined in the award agreements.

(c)
The UIP restricted unit grants include 3,392 and 2,880 restricted unit awards granted to certain international employees for the years ended December 31, 2012 and 2011, respectively, that vest 1/3 per year , as defined in the award agreements.

(d)	We do not reimburse NuStar GP, LLC for compensation expense relating to these awards.
Our share of compensation expense related to the various long-term incentive plans and benefit plans described above is as follows:

	Year Ended December 31,
	2013	2012	2011
	(Thousands of Dollars)
Long-term incentive plans	$9,818	$7,745	$8,521
Benefit plans	$18,204	$23,602	$13,684

21. OTHER INCOME (EXPENSE)
Other income (expense) consisted of the following:

	Year Ended December 31,
	2013	2012	2011
	(Thousands of Dollars)
Foreign exchange gains (losses)	$7,707	$(1,429)	$1,902
(Loss) gain from sale or disposition of assets	(524)	(1,522)	155
Loss on deconsolidation of Asphalt JV	—	(23,800)	—
Storage agreement early termination costs	—	—	(5,000)
Contingent loss adjustment	—	—	(3,250)
Other, net	158	2,062	2,620
Other income (expense), net	$7,341	$(24,689)	$(3,573)
For the year ended December 31, 2011, “Other income (expense), net” included $5.0 million in costs associated with the early termination of a third-party storage agreement at the Paulsboro, New Jersey asphalt refinery and a contingent loss adjustment of $3.3 million related to a legal settlement.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

22. PARTNERS’ EQUITY
Issuance of Common Units
On September 10, 2012, we issued 7,130,000 common units representing limited partner interests at a price of $48.94 per unit. We used the net proceeds from this offering of $343.9 million, including a contribution of $7.1 million from our general partner to maintain its 2% general partner interest, for general partnership purposes, including repayments of outstanding borrowings under our 2012 Revolving Credit Agreement and working capital purposes.
On December 9, 2011, we issued 6,037,500 common units representing limited partner interests at a price of $53.45 per unit. We used the net proceeds from this offering of $318.0 million, including a contribution of $6.6 million from our general partner to maintain its 2% general partner interest, mainly to reduce outstanding borrowings under our 2007 revolving credit agreement.
On May 23, 2011, we entered into an Equity Distribution Agreement (the Equity Distribution Agreement) with Citigroup Global Markets Inc. (Citigroup). Under the Equity Distribution Agreement, we may from time to time sell an aggregate of up to $200.0 million NuStar Energy common units representing limited partner interests, using Citigroup as our sales agent. In September and October 2011, we issued 108,029 NuStar Energy common units under the Equity Distribution Agreement for net proceeds of $6.0 million, including a contribution of $0.1 million from our general partner to maintain its 2% general partner interest.
Accumulated Other Comprehensive Income (Loss)
The balance of and changes in the components included in “Accumulated other comprehensive income (loss)” were as follows:

	Foreign Currency Translation	Cash Flow Hedges	Total
	(Thousands of Dollars)
Balance as of January 1, 2011	$11,500	$35,000	$46,500
Other comprehensive loss before reclassifications	(15,425)	(53,452)	(68,877)
Net loss reclassified into (loss) income from discontinued operations	—	(5,030)	$(5,030)
Other comprehensive loss	(15,425)	(58,482)	(73,907)
Balance as of December 31, 2011	(3,925)	(23,482)	(27,407)
Other comprehensive income (loss) before reclassifications	9,579	(94,269)	(84,690)
Net loss reclassified into interest expense, net	—	1,749	1,749
Net loss reclassified into (loss) income from discontinued operations	—	51,483	51,483
Other comprehensive income (loss)	9,579	(41,037)	(31,458)
Balance as of December 31, 2012	5,654	(64,519)	(58,865)
Other comprehensive (loss) income before reclassifications	(19,312)	7,213	(12,099)
Net loss reclassified into interest expense, net	—	7,570	7,570
Other comprehensive (loss) income	(19,312)	14,783	(4,529)
Balance as of December 31, 2013	$(13,658)	$(49,736)	$(63,394)
Other comprehensive income (loss) attributable to the noncontrolling interest consisted of foreign currency translation adjustment losses of $0.1 million, gains of $1.1 million and losses of $3.0 million, for the years ended December 31, 2013, 2012 and 2011, respectively.
Allocations of Net Income
General Partner. Our partnership agreement, as amended, sets forth the calculation to be used to determine the amount and priority of cash distributions that the common unitholders and general partner will receive. The partnership agreement also contains provisions for the allocation of net income and loss to the unitholders and the general partner. For purposes of maintaining partner capital accounts, the partnership agreement specifies that items of income and loss shall be allocated among the partners in accordance with their respective percentage interests. Normal allocations according to percentage interests are made after giving effect to priority income allocations, if any, in an amount equal to incentive cash distributions

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

allocated 100% to the general partner. The following table details the calculation of net income applicable to the general partner:

	Year Ended December 31,
	2013	2012	2011
	(Thousands of Dollars)
Net income (loss) attributable to NuStar Energy L.P.	$(273,770)	$(226,616)	$221,461
Less general partner incentive distribution (a)	43,220	41,242	36,319
Net income (loss) after general partner incentive distribution	(316,990)	(267,858)	185,142
General partner interest	2%	2%	2%
General partner allocation of net income (loss) after general partner incentive distribution	(6,338)	(5,356)	3,703
General partner incentive distribution	43,220	41,242	36,319
Net income applicable to general partner	$36,882	$35,886	$40,022

(a)
The net income allocation to the general partner’s incentive distribution is less than the actual distribution made with respect to 2011, which is shown in the distribution table below, due to the issuance of common units after the end of the third quarter but before the record date.

Cash Distributions
We make quarterly distributions of 100% of our available cash, generally defined as cash receipts less cash disbursements and cash reserves established by the general partner, in its sole discretion. These quarterly distributions are declared and paid within 45 days subsequent to each quarter-end. The limited partner unitholders are entitled to receive a minimum quarterly distribution of $0.60 per unit each quarter ($2.40 annualized). Our cash is first distributed 98% to the limited partners and 2% to the general partner until the amount distributed to our unitholders is equal to the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution for any prior quarter. Cash in excess of the minimum quarterly distributions is distributed to our unitholders and our general partner based on the percentages shown below.
Our general partner is entitled to incentive distributions if the amount we distribute with respect to any quarter exceeds specified target levels shown below:

	Percentage of Distribution
Quarterly Distribution Amount per Unit	Unitholders	General Partner
Up to $0.60	98%	2%
Above $0.60 up to $0.66	90%	10%
Above $0.66	75%	25%

The following table reflects the allocation of total cash distributions to our general and limited partners applicable to the period in which the distributions were earned:

	Year Ended December 31,
	2013	2012	2011
	(Thousands of Dollars, Except Per Unit Data)
General partner interest	$7,844	$7,486	$6,630
General partner incentive distribution	43,220	41,242	36,326
Total general partner distribution	51,064	48,728	42,956
Limited partners’ distribution	341,140	325,526	288,550
Total cash distributions	$392,204	$374,254	$331,506

Cash distributions per unit applicable to limited partners	$4.380	$4.380	$4.360

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table summarizes information related to our quarterly cash distributions:

Quarter Ended	Cash Distributions Per Unit	Total Cash Distributions (Thousands of Dollars)	Record Date	Payment Date
December 31, 2013 (a)	$1.095	$98,051	February 10, 2014	February 14, 2014
September 30, 2013	$1.095	$98,051	November 11, 2013	November 14, 2013
June 30, 2013	$1.095	$98,051	August 5, 2013	August 9, 2013
March 31, 2013	$1.095	$98,051	May 6, 2013	May 10, 2013

(a)	The distribution was announced on January 30, 2014.

23. NET (LOSS) INCOME PER UNIT
The following table details the calculation of earnings per unit:

	Year Ended December 31,
	2013	2012	2011
	(Thousands of Dollars, Except Per Unit Data)
Net (loss) income attributable to NuStar Energy L.P.	$(273,770)	$(226,616)	$221,461
Less general partner distribution (including IDR)	51,064	48,728	42,948
Less limited partner distribution	341,140	325,526	288,497
Distributions greater than earnings	$(665,974)	$(600,870)	$(109,984)

General partner earnings:
Distributions	$51,064	$48,728	$42,948
Allocation of distributions greater than earnings (2%)	(13,318)	(12,019)	(2,201)
Total	$37,746	$36,709	$40,747

Limited partner earnings:
Distributions	$341,140	$325,526	$288,497
Allocation of distributions greater than earnings (98%)	(652,656)	(588,851)	(107,783)
Total	$(311,516)	$(263,325)	$180,714

Weighted-average limited partner units outstanding	77,886,078	72,957,417	65,018,301

Net (loss) income per unit applicable to limited partners	$(4.00)	$(3.61)	$2.78

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

24. STATEMENTS OF CASH FLOWS
Changes in current assets and current liabilities were as follows:

	Year Ended December 31,
	2013	2012	2011
	(Thousands of Dollars)
Decrease (increase) in current assets:
Accounts receivable	$107,209	$160,435	$(230,980)
Receivable from related parties	58,692	(113,018)	—
Inventories	31,975	112,589	(160,139)
Income tax receivable	414	2,921	(4,265)
Other current assets	25,725	(26,050)	(1,825)
Increase (decrease) in current liabilities:
Accounts payable	(96,330)	(43,451)	140,898
Payable to related party	6,922	(5,339)	(3,603)
Accrued interest payable	9,370	(6,092)	126
Accrued liabilities	(32,452)	11,259	(10,087)
Taxes other than income tax	(87)	(2,444)	2,574
Income tax payable	1,338	(563)	1,848
Changes in current assets and current liabilities	$112,776	$90,247	$(265,453)
The above changes in current assets and current liabilities differ from changes between amounts reflected in the applicable consolidated balance sheets due to:

•	the changes in assets held for sale being reflected in the line items to which the changes relate in the table above;

•	current assets and current liabilities acquired and disposed during the period;

•	the change in the amount accrued for capital expenditures; and

•	the effect of foreign currency translation.
Non-cash investing and financing activities for the years ended December 31, 2013, 2012 and 2011 mainly consist of changes in the fair values of our fixed-to-floating and forward-starting interest rate swaps.
Cash flows related to interest and income taxes were as follows:

	Year Ended December 31,
	2013	2012	2011
	(Thousands of Dollars)
Cash paid for interest, net of amount capitalized	$113,805	$110,679	$109,027
Cash paid for income taxes, net of tax refunds received	$11,386	$21,032	$14,920

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25. INCOME TAXES
Components of income tax expense related to certain of our continuing operations conducted through separate taxable wholly owned corporate subsidiaries were as follows:

	Year Ended December 31,
	2013	2012	2011
	(Thousands of Dollars)
Current:
U.S.	$3,098	$4,416	$3,769
Foreign	9,273	16,480	8,596
Total current	12,371	20,896	12,365

Deferred:
U.S.	1,687	7,494	2,962
Foreign	(1,305)	(3,940)	3,228
Total deferred	382	3,554	6,190

Total income tax expense	$12,753	$24,450	$18,555
The difference between income tax expense recorded in our consolidated statements of income and income taxes computed by applying the statutory federal income tax rate (35% for all years presented) to income before income tax expense is due to the fact that the majority of our income is not subject to federal income tax due to our status as a limited partnership.
The tax effects of significant temporary differences representing deferred income tax assets and liabilities were as follows:

	December 31,
	2013	2012
	(Thousands of Dollars)
Deferred income tax assets:
Net operating losses	$28,945	$25,567
Environmental and legal reserves	433	291
Valuation allowance	(12,237)	(78)
Other	1,772	—
Total deferred income tax assets	18,913	25,780

Deferred income tax liabilities:
Property, plant and equipment	(40,494)	(54,155)
Other	—	(631)
Total deferred income tax liabilities	(40,494)	(54,786)

Net deferred income tax liability	$(21,581)	$(29,006)

Reported on the consolidated balance sheets as:
Deferred income tax asset	$5,769	$3,108
Deferred income tax liability	(27,350)	(32,114)
Net deferred income tax liability	$(21,581)	$(29,006)

As of December 31, 2013, our U.S. and foreign corporate operations have net operating loss carryforwards for tax purposes totaling approximately $80.0 million and $4.7 million, respectively, which are subject to various limitations on use and expire in years 2021 through 2033 for U.S. losses and in years 2017 and 2018 for foreign losses.
As of December 31, 2013 and 2012, we recorded a valuation allowance of $12.2 million and $0.1 million, respectively, related to our deferred tax assets. We estimate the amount of valuation allowance based upon our expectations of taxable income in the

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

various jurisdictions in which we operate and the period over which we can utilize those future deductions. The valuation allowance reflects uncertainties related to our ability to utilize certain net operating loss carryforwards before they expire. In 2013, we increased the valuation allowance for the U.S. and foreign net operating loss by $10.3 million and $1.8 million, respectively, due to changes in our estimates of the amount of those loss carryforwards that will be realized, based upon future taxable income.
The realization of net deferred income tax assets recorded as of December 31, 2013 is dependent upon our ability to generate future taxable income in the United States. We believe it is more likely than not that the deferred income tax assets as of December 31, 2013 will be realized, based on expected future taxable income.
Grace Energy Corporation Matter
In connection with the settlement of a legal matter, we recognized a pre-tax gain of $28.7 million in 2012 within one of our taxable subsidiaries. As a result, we recorded related income tax expense of $10.1 million, resulting from the reduction of the related deferred income tax asset.
Canadian Income Tax Audit
During the second quarter of 2012, we recorded $1.0 million of additional income tax liability and $2.2 million of interest and penalties associated with an ongoing Canadian income tax audit for the years 2006 through 2011. We also recorded $1.3 million of Canadian withholding tax and $0.7 million of interest and penalties associated with the withholding tax liability related to interest payments made from our Canadian subsidiaries to a United States entity from 2003 to 2009. We believe that adequate provisions for uncertainties related to the Canadian audits have been reflected in the financial statements.
St. Eustatius Tax Agreement
On June 1, 1989, the governments of the Netherlands Antilles and St. Eustatius approved a Free Zone and Profit Tax Agreement retroactive to January 1, 1989, which expired on December 31, 2000. This agreement required a subsidiary of Kaneb, which we acquired on July 1, 2005, to pay the greater of 2% of taxable income, as defined therein, or 500,000 Netherlands Antilles guilders (approximately $0.3 million) per year. The agreement further provided that any amounts paid in order to meet the minimum annual payment were available to offset future tax liabilities under the agreement to the extent that the minimum annual payment is greater than 2% of taxable income. On February 22, 2006, we entered into a revised agreement (the 2005 Tax and Maritime Agreement) with the governments of St. Eustatius and the Netherlands Antilles. The 2005 Tax and Maritime Agreement was effective beginning January 1, 2005 and expires on December 31, 2014. Under the terms of the 2005 Tax and Maritime Agreement, we agreed to make a one-time payment of 5.0 million Netherlands Antilles guilders (approximately $2.8 million) in full and final settlement of all of our liabilities, taxes, fees, levies, charges, or otherwise (including settlement of audits) due or potentially due to St. Eustatius. We further agreed to pay an annual minimum profit tax to St. Eustatius of 1.0 million Netherlands Antilles guilders (approximately $0.6 million), beginning as of January 1, 2005. We agreed to pay the minimum annual profit tax in twelve equal monthly installments. To the extent the minimum annual profit tax exceeds 2% of taxable profit (as defined in the 2005 Tax and Maritime Agreement), we can carry forward that excess to offset future tax liabilities. If the minimum annual profit tax is less than 2% of taxable profit, we agreed to pay that difference.
Effective January 1, 2011, the Netherlands Antilles ceased to exist, and St. Eustatius became part of the Netherlands. The Netherlands Tax Ministry contends that as of January 2011, we are subject to real estate tax rather than profit tax as expressed in our tax agreement.  In 2013, the Ministry issued a property tax assessment for years 2011 through 2012. We objected to and appealed the assessment.  In 2013, we filed a lawsuit in the Netherlands civil court seeking to enforce the terms of our existing St. Eustatius tax agreement.  We believe it is likely that we will prevail in the lawsuit.

26. SEGMENT INFORMATION

Our reportable business segments consist of storage, pipeline (formerly known as the transportation segment), and fuels marketing. In 2013, we changed the name of the “Asphalt and Fuels Marketing” segment to the “Fuels Marketing” segment since this name more accurately reflects the operations that remain after the Asphalt Sale and the San Antonio Refinery Sale.

Our segments represent strategic business units that offer different services and products. We evaluate the performance of each segment based on its respective operating income, before general and administrative expenses and certain non-segmental depreciation and amortization expense. General and administrative expenses are not allocated to the operating segments since those expenses relate primarily to the overall management at the entity level. Our principal operations include terminalling and storage of petroleum products, the transportation of petroleum products and anhydrous ammonia, and fuels marketing. Intersegment revenues result from storage and throughput agreements with wholly owned subsidiaries of NuStar Energy at lease rates consistent with rates charged to third parties for storage and at pipeline tariff rates based upon the applicable

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

published tariff. Related party revenues mainly result from storage agreements with our joint ventures and the noncontrolling shareholder of our Turkey subsidiary.
Results of operations for the reportable segments were as follows:

	Year Ended December 31,
	2013	2012	2011
	(Thousands of Dollars)
Revenues:
Storage:
Third parties	$518,253	$517,699	$500,303
Intersegment	32,044	59,168	46,324
Related party	6,252	1,199	—
Total storage	556,549	578,066	546,627
Pipeline:
Third parties	411,529	340,455	311,449
Intersegment	—	—	65
Total pipeline	411,529	340,455	311,514
Fuels marketing:
Third parties	2,519,053	5,085,592	5,445,877
Intersegment	—	—	9,782
Related party	8,645	791	—
Total fuels marketing	2,527,698	5,086,383	5,455,659
Consolidation and intersegment eliminations	(32,044)	(59,168)	(56,171)
Total revenues	$3,463,732	$5,945,736	$6,257,629

Depreciation and amortization expense:
Storage	$99,868	$88,217	$82,921
Pipeline	68,871	52,878	51,165
Fuels marketing	27	11,253	20,949
Total segment depreciation and amortization expense	168,766	152,348	155,035
Other depreciation and amortization expense	10,155	7,441	6,738
Total depreciation and amortization expense	$178,921	$159,789	$161,773

Operating (loss) income:
Storage	$(127,484)	$198,842	$196,508
Pipeline	208,293	158,590	146,403
Fuels marketing	(126)	(296,785)	71,854
Consolidation and intersegment eliminations	1,437	7,939	5,906
Total segment operating income	82,120	68,586	420,671
Less general and administrative expenses	91,086	104,756	103,050
Less other depreciation and amortization expense	10,155	7,441	6,738
Other asset impairment loss	—	3,295	—
Gain on legal settlement	—	(28,738)	—
Total operating (loss) income	$(19,121)	$(18,168)	$310,883

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Revenues by geographic area are shown in the table below.

	Year Ended December 31,
	2013	2012	2011
	(Thousands of Dollars)
United States	$2,340,694	$4,230,607	$4,521,553
Netherlands	1,027,260	1,438,297	1,564,062
Other	95,778	276,832	172,014
Consolidated revenues	$3,463,732	$5,945,736	$6,257,629

For the years ended December 31, 2013, 2012 and 2011, Valero Energy Corporation accounted for approximately 15%, or $534.2 million, 11%, or $668.1 million, and 11%, or $684.1 million, of our consolidated revenues, respectively. These revenues were included in all of our reportable business segments. No other single customer accounted for 10% or more of our consolidated revenues.

Total amounts of property, plant and equipment, net by geographic area were as follows:

	December 31,
	2013	2012
	(Thousands of Dollars)
United States	$2,635,792	$2,560,608
Netherlands	467,660	454,560
Other	207,201	223,292
Consolidated long-lived assets	$3,310,653	$3,238,460

Total assets by reportable segment were as follows:

	December 31,
	2013	2012
	(Thousands of Dollars)
Storage	$2,275,183	$2,627,946
Pipeline	1,797,698	1,720,711
Fuels marketing	445,882	885,661
Total segment assets	4,518,763	5,234,318
Other partnership assets	513,423	378,771
Total consolidated assets	$5,032,186	$5,613,089

Capital expenditures, including acquisitions and investments in other noncurrent assets, by reportable segment were as follows:

	Year Ended December 31,
	2013	2012	2011
	(Thousands of Dollars)
Storage	$170,637	$161,672	$263,918
Pipeline	165,096	493,028	45,170
Fuels marketing	69	20,333	90,683
Other partnership assets	7,518	53,982	45,569
Total capital expenditures	$343,320	$729,015	$445,340

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

27. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
NuStar Energy has no operations, and its assets consist mainly of its investments in NuStar Logistics and NuPOP, both wholly owned subsidiaries. The senior and subordinated notes issued by NuStar Logistics are fully and unconditionally guaranteed by NuStar Energy and NuPOP. As a result, the following condensed consolidating financial statements are presented as an alternative to providing separate financial statements for NuStar Logistics and NuPOP.

Condensed Consolidating Balance Sheets
December 31, 2013
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Cash and cash equivalents	$904	$22,307	$—	$77,532	$—	$100,743
Receivables, net	—	87,899	13,281	231,220	(6)	332,394
Inventories	—	2,083	2,879	133,195	(10)	138,147
Income tax receivable	—	—	—	826	—	826
Other current assets	—	18,109	2,334	19,009	—	39,452
Assets held for sale	—	—	—	21,987	—	21,987
Intercompany receivable	—	1,521,552	—	—	(1,521,552)	—
Total current assets	904	1,651,950	18,494	483,769	(1,521,568)	633,549
Property, plant and equipment, net	—	1,556,893	573,694	1,180,066	—	3,310,653
Intangible assets, net	—	16,993	—	54,256	—	71,249
Goodwill	—	149,453	170,652	297,324	—	617,429
Investment in wholly owned subsidiaries	2,469,331	177,961	860,787	918,339	(4,426,418)	—
Investment in joint ventures	—	—	—	68,735	—	68,735
Deferred income tax asset	—	—	—	5,769	—	5,769
Note receivable from related party, net	—	165,440	—	—	—	165,440
Other long-term assets, net	611	118,254	26,331	14,166	—	159,362
Total assets	$2,470,846	$3,836,944	1,649,958	$3,022,424	$(5,947,986)	$5,032,186
Liabilities and Partners’ Equity
Payables	$123	$84,533	$7,517	$214,909	$(6)	$307,076
Accrued interest payable	—	33,066	—	47	—	33,113
Accrued liabilities	585	18,850	6,133	13,064	—	38,632
Taxes other than income tax	125	6,272	2,873	475	—	9,745
Income tax payable	—	618	6	3,382	—	4,006
Intercompany payable	504,483	—	714,847	302,222	(1,521,552)	—
Total current liabilities	505,316	143,339	731,376	534,099	(1,521,558)	392,572
Long-term debt, less current portion	—	2,655,553	—	—	—	2,655,553
Long-term payable to related party	—	35,696	—	5,443	—	41,139
Deferred income tax liability	—	—	—	27,350	—	27,350
Other long-term liabilities	—	4,961	306	6,511	—	11,778
Total partners’ equity	1,965,530	997,395	918,276	2,449,021	(4,426,428)	1,903,794
Total liabilities and partners’ equity	$2,470,846	$3,836,944	$1,649,958	$3,022,424	$(5,947,986)	$5,032,186

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Balance Sheets
December 31, 2012
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Cash and cash equivalents	$7,033	$1,112	$—	$75,457	$—	$83,602
Receivables, net	—	157,452	10,561	340,144	(10,381)	497,776
Inventories	—	2,320	5,590	165,349	(31)	173,228
Income tax receivable	—	—	—	1,265	—	1,265
Other current assets	—	26,353	1,468	37,417	—	65,238
Assets held for sale	—	35,337	—	82,997	—	118,334
Intercompany receivable	—	353,384	599,599	—	(952,983)	—
Total current assets	7,033	575,958	617,218	702,629	(963,395)	939,443
Property, plant and equipment, net	—	1,423,991	582,299	1,232,170	—	3,238,460
Intangible assets, net	—	18,733	—	73,702	—	92,435
Goodwill	—	145,990	170,652	634,382	—	951,024
Investment in wholly owned subsidiaries	3,133,097	161,957	1,208,595	2,329,595	(6,833,244)	—
Investment in joint ventures	—	35,883	—	67,062	—	102,945
Deferred income tax asset	—	—	—	3,108	—	3,108
Note receivable from related party, net	—	95,711	—	—	—	95,711
Other long-term assets, net	490	148,384	26,330	14,759	—	189,963
Total assets	$3,140,620	$2,606,607	$2,605,094	$5,057,407	$(7,796,639)	$5,613,089
Liabilities and Partners’ Equity
Current portion of long-term debt	$—	$1,313	$250,967	$34,142	$—	$286,422
Payables	15	122,706	12,657	274,044	(10,381)	399,041
Accrued interest payable	—	22,512	1,224	5	—	23,741
Accrued liabilities	862	76,322	7,542	39,477	—	124,203
Taxes other than income tax	129	5,671	2,830	1,263	—	9,893
Income tax payable	—	247	—	2,424	—	2,671
Intercompany payable	508,365	—	—	444,618	(952,983)	—
Total current liabilities	509,371	228,771	275,220	795,973	(963,364)	845,971
Long-term debt, less current portion	—	2,124,582	—	—	—	2,124,582
Long-term payable to related party	—	12,629	—	5,442	—	18,071
Deferred income tax liability	—	—	—	32,114	—	32,114
Other long-term liabilities	—	2,701	279	4,376	—	7,356
Total partners’ equity	2,631,249	237,924	2,329,595	4,219,502	(6,833,275)	2,584,995
Total liabilities and partners’ equity	$3,140,620	$2,606,607	$2,605,094	$5,057,407	$(7,796,639)	$5,613,089

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Income (Loss)
For the Year Ended December 31, 2013
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries (a)	Eliminations	Consolidated
Revenues	$—	$415,128	$218,591	$2,864,160	$(34,147)	$3,463,732
Costs and expenses	1,908	242,743	147,117	3,125,253	(34,168)	3,482,853
Operating (loss) income	(1,908)	172,385	71,474	(261,093)	21	(19,121)
Equity in (loss) earnings of subsidiaries	(271,862)	16,531	(347,808)	(281,327)	884,466	—
Equity in (loss) earnings of joint ventures	—	(49,599)	—	9,629	—	(39,970)
Interest expense (income), net	—	(116,624)	(4,851)	469	—	(121,006)
Other (expense) income, net	—	(115)	(127)	7,583	—	7,341
(Loss) income from continuing operations before income tax expense	(273,770)	22,578	(281,312)	(524,739)	884,487	(172,756)
Income tax expense	—	579	8	12,166	—	12,753
(Loss) income from continuing operations	(273,770)	21,999	(281,320)	(536,905)	884,487	(185,509)
Income (loss) from discontinued operations, net of tax	—	(12,317)	—	(86,845)	—	(99,162)
Net (loss) income	(273,770)	9,682	(281,320)	(623,750)	884,487	(284,671)
Less net loss attributable to noncontrolling interest	—	—	—	(10,901)	—	(10,901)
Net (loss) income attributable to NuStar Energy L.P.	$(273,770)	$9,682	$(281,320)	$(612,849)	$884,487	$(273,770)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Income (Loss)
For the Year Ended December 31, 2012
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$362,451	$210,712	$5,397,626	$(25,053)	$5,945,736
Costs and expenses	1,699	216,159	151,185	5,620,326	(25,465)	5,963,904
Operating (loss) income	(1,699)	146,292	59,527	(222,700)	412	(18,168)
Equity in (loss) earnings of subsidiaries	(224,917)	(361,830)	65,505	112,818	408,424	—
Equity in (loss) earnings of joint ventures	—	(16,117)	—	6,739	—	(9,378)
Interest expense, net	—	(76,311)	(12,546)	(459)	—	(89,316)
Other (expense) income, net	—	(26,596)	1,679	228	—	(24,689)
(Loss) income from continuing operations before income tax expense	(226,616)	(334,562)	114,165	(103,374)	408,836	(141,551)
Income tax expense	—	255	1,329	22,866	—	24,450
(Loss) income from continuing operations	(226,616)	(334,817)	112,836	(126,240)	408,836	(166,001)
Loss from discontinued operations, net of tax	—	(2,085)	—	(58,765)	(386)	(61,236)
Net (loss) income	(226,616)	(336,902)	112,836	(185,005)	408,450	(227,237)
Less net loss attributable to noncontrolling interest	—	—	—	(621)	—	(621)
Net (loss) income attributable to NuStar Energy L.P.	$(226,616)	$(336,902)	$112,836	$(184,384)	$408,450	$(226,616)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Income (Loss)
For the Year Ended December 31, 2011
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$—	$296,142	$199,569	$5,794,433	$(32,515)	$6,257,629
Costs and expenses	1,663	174,360	142,077	5,661,577	(32,931)	5,946,746
Operating (loss) income	(1,663)	121,782	57,492	132,856	416	310,883
Equity in earnings of subsidiaries	223,125	12,883	108,644	145,218	(489,870)	—
Equity in earnings of joint venture	—	—	—	11,458	—	11,458
Interest expense, net	—	(56,389)	(22,840)	(2,310)	—	(81,539)
Other income (expense), net	—	1,309	1,936	(6,818)	—	(3,573)
Income from continuing operations before income tax expense	221,462	79,585	145,232	280,404	(489,454)	237,229
Income tax expense (benefit)	1	(575)	13	19,116	—	18,555
Income from continuing operations	221,461	80,160	145,219	261,288	(489,454)	218,674
(Loss) income from discontinued operations, net of tax	—	(2,334)	—	5,261	—	2,927
Net income	221,461	77,826	145,219	266,549	(489,454)	221,601
Less net income attributable to noncontrolling interest	—	—	—	140	—	140
Net income attributable to NuStar Energy L.P.	$221,461	$77,826	$145,219	$266,409	$(489,454)	$221,461

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the Year Ended December 31, 2013
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net (loss) income	$(273,770)	$9,682	$(281,320)	$(623,750)	$884,487	$(284,671)

Other comprehensive (loss) income:
Foreign currency translation adjustment	—	(3,090)	—	(16,274)	—	(19,364)
Net unrealized loss on cash flow hedges	—	7,213	—	—	—	7,213
Net loss reclassified into income on cash flow hedges	—	7,570	—	—	—	7,570
Total other comprehensive loss	—	11,693	—	(16,274)	—	(4,581)

Comprehensive (loss) income	(273,770)	21,375	(281,320)	(640,024)	884,487	(289,252)
Less comprehensive gain attributable to noncontrolling interest	—	—	—	(10,953)	—	(10,953)
Comprehensive (loss) income attributable to NuStar Energy L.P.	$(273,770)	$21,375	$(281,320)	$(629,071)	$884,487	$(278,299)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Comprehensive Income
For the Year Ended December 31, 2012
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net (loss) income	$(226,616)	$(336,902)	$112,836	$(185,005)	$408,450	$(227,237)

Other comprehensive (loss) income:
Foreign currency translation adjustment	—	—	—	10,677	—	10,677
Net unrealized loss on cash flow hedges	—	(17,069)	—	(77,200)	—	(94,269)
Net loss reclassified into income on cash flow hedges	—	1,749	—	51,483	—	53,232
Total other comprehensive loss	—	(15,320)	—	(15,040)	—	(30,360)

Comprehensive (loss) income	(226,616)	(352,222)	112,836	(200,045)	408,450	(257,597)
Less comprehensive gain attributable to noncontrolling interest	—	—	—	477	—	477
Comprehensive (loss) income attributable to NuStar Energy L.P.	$(226,616)	$(352,222)	$112,836	$(200,522)	$408,450	$(258,074)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Comprehensive Income
For the Year Ended December 31, 2011
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income	$221,461	$77,826	$145,219	$266,549	$(489,454)	$221,601

Other comprehensive (loss) income:
Foreign currency translation adjustment	—	—	—	(18,431)	—	(18,431)
Net unrealized (loss) gain on cash flow hedges	—	(84,199)	—	30,747	—	(53,452)
Net gain reclassified into income on cash flow hedges	—	—	—	(5,030)	—	(5,030)
Total other comprehensive (loss) income	—	(84,199)	—	7,286	—	(76,913)

Comprehensive income (loss)	221,461	(6,373)	145,219	273,835	(489,454)	144,688
Less comprehensive loss attributable to noncontrolling interest	—	—	—	(2,866)	—	(2,866)
Comprehensive income (loss) attributable to NuStar Energy L.P.	$221,461	$(6,373)	$145,219	$276,701	$(489,454)	$147,554

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2013
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$390,002	$210,742	$84,490	$192,228	$(392,243)	$485,219
Cash flows from investing activities:
Capital expenditures	—	(224,798)	(19,049)	(99,473)	—	(343,320)
Change in accounts payable related to capital expenditures	—	(9,700)	824	3,492	—	(5,384)
Proceeds from sale or disposition of assets	—	118,806	35	165	—	119,006
Increase in note receivable from related party	—	(80,961)	—	—	—	(80,961)
Investment in subsidiaries	(302)	527	—	3	(228)	—
Other	302	(604)	—	—	—	(302)
Net cash used in investing activities	—	(196,730)	(18,190)	(95,813)	(228)	(310,961)
Cash flows from financing activities:
Debt borrowings	—	1,738,451	—	—	—	1,738,451
Debt repayments	—	(1,866,282)	(250,000)	(34,461)	—	(2,150,743)
Proceeds from note offering, net of issuance costs	—	686,863	—	—	—	686,863
Distributions to unitholders and general partner	(392,204)	(392,204)	—	(39)	392,243	(392,204)
Payments for termination of interest rate swaps	—	(33,697)	—	—	—	(33,697)
Contributions from (distributions to) affiliates	—	302	—	(530)	228	—
Net intercompany borrowings (repayments)	(3,880)	(128,277)	183,700	(51,543)	—	—
Other, net	(47)	2,027	—	—	—	1,980
Net cash (used in) provided by financing activities	(396,131)	7,183	(66,300)	(86,573)	392,471	(149,350)
Effect of foreign exchange rate changes on cash	—	—	—	(7,767)	—	(7,767)
Net increase in cash and cash equivalents	(6,129)	21,195	—	2,075	—	17,141
Cash and cash equivalents as of the beginning of the period	7,033	1,112	—	75,457	—	83,602
Cash and cash equivalents as of the end of the period	$904	$22,307	$—	$77,532	$—	$100,743

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2012
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$363,639	$86,333	$81,700	$149,369	$(381,838)	$299,203
Cash flows from investing activities:
Capital expenditures	—	(292,873)	(16,114)	(101,608)	—	(410,595)
Acquisitions	—	(201,610)	—	(114,200)	—	(315,810)
Investment in other long-term assets	—	—	—	(2,610)	—	(2,610)
Proceeds from sale or disposition of assets	—	441,442	4,537	32,947	—	478,926
Increase in note receivable from related party	—	(95,711)	—	—	—	(95,711)
Investment in subsidiaries	(337,123)	(114,200)	—	(34)	451,357	—
Net cash used in investing activities	(337,123)	(262,952)	(11,577)	(185,505)	451,357	(345,800)
Cash flows from financing activities:
Debt borrowings	—	2,621,025	—	—	—	2,621,025
Debt repayments	—	(2,470,355)	(250,000)	—	—	(2,720,355)
Proceeds from senior note offering, net of issuance costs	—	247,398	—	—	—	247,398
Issuance of common units, net of issuance costs	336,415	—	—	—	—	336,415
General partner contribution	7,121	—	—	—	—	7,121
Distributions to unitholders and general partner	(365,279)	(365,279)	—	(16,567)	381,846	(365,279)
Payments for termination of interest rate swaps	—	(5,678)	—	—	—	(5,678)
Contributions from (distributions to) affiliates	—	337,123	—	114,234	(451,357)	—
Net intercompany borrowings (repayments)	2,254	(177,851)	179,877	(4,272)	(8)	—
Other, net	(133)	(9,845)	—	—	—	(9,978)
Net cash (used in) provided by financing activities	(19,622)	176,538	(70,123)	93,395	(69,519)	110,669
Effect of foreign exchange rate changes on cash	—	1,179	—	854	—	2,033
Net increase cash and cash equivalents	6,894	1,098	—	58,113	—	66,105
Cash and cash equivalents as of the beginning of the period	139	14	—	17,344	—	17,497
Cash and cash equivalents as of the end of the period	$7,033	$1,112	$—	$75,457	$—	$83,602

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2011
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$377,469	$121,416	$59,109	$(84,135)	$(379,391)	$94,468
Cash flows from investing activities:
Capital expenditures	—	(197,845)	(8,093)	(129,722)	—	(335,660)
Acquisitions	—	(47,817)	—	(52,873)	—	(100,690)
Investment in other long-term assets	—	—	—	(8,990)	—	(8,990)
Proceeds from sale or disposition of assets	—	63	86	1,937	—	2,086
Investment in subsidiaries	(374,628)	—	(56,727)	(56,759)	488,114	—
Net cash used in investing activities	(374,628)	(245,599)	(64,734)	(246,407)	488,114	(443,254)
Cash flows from financing activities:
Debt borrowings	—	949,549	—	—	—	949,549
Debt repayments	—	(801,950)	—	—	—	(801,950)
Issuance of common units, net of issuance costs	317,285	—	—	—	—	317,285
General partner contribution	6,708	—	—	—	—	6,708
Distributions to unitholders and general partner	(322,046)	(322,046)	—	(32)	322,078	(322,046)
Proceeds from termination of interest rate swaps	—	33,433	—	—	—	33,433
Contributions from (distributions to) affiliates	—	260,028	56,727	114,053	(430,808)	—
Net intercompany borrowings (repayments)	(4,702)	(105,944)	(51,102)	161,741	7	—
Other, net	—	4,705	—	(963)	—	3,742
Net cash (used in) provided by financing activities	(2,755)	17,775	5,625	274,799	(108,723)	186,721
Effect of foreign exchange rate changes on cash	—	(1,233)	—	(326)	—	(1,559)
Net increase (decrease) in cash and cash equivalents	86	(107,641)	—	(56,069)	—	(163,624)
Cash and cash equivalents as of the beginning of the period	53	107,655	—	73,413	—	181,121
Cash and cash equivalents as of the end of the period	$139	$14	$—	$17,344	$—	$17,497

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

28. QUARTERLY FINANCIAL DATA (UNAUDITED)

As further discussed in Note 5, we reclassified certain storage assets as “Assets held for sale” on the consolidated balance sheet as of December 31, 2013. We presented the results of operations for those facilities as discontinued operations for all periods presented. As a result, the amounts shown below differ from those previously reported in our quarterly reports on Form 10-Q and in our annual report for the year ended December 31, 2012.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Thousands of Dollars, Except Per Unit Data)
2013:
Revenues	$998,186	$902,014	$778,145	$785,387	$3,463,732
Operating income (loss)	$63,358	$76,972	$68,751	$(228,202)	$(19,121)
Income (loss) from continuing operations	$19,599	$34,712	$35,682	$(275,502)	$(185,509)
Income (loss) from discontinued operations, net of tax	4,805	(1,743)	(2,446)	(99,778)	(99,162)
Net income (loss)	$24,404	$32,969	$33,236	$(375,280)	$(284,671)
Net income (loss) per unit applicable to limited partners:
Continuing operations	$0.10	$0.30	$0.31	$(3.60)	$(2.89)
Discontinued operations	0.07	(0.02)	(0.03)	(1.13)	(1.11)
Total	$0.17	$0.28	$0.28	$(4.73)	$(4.00)
Cash distributions per unit applicable to limited partners	$1.095	$1.095	$1.095	$1.095	$4.380

2012:
Revenues	$1,606,449	$1,764,667	$1,591,730	$982,890	$5,945,736
Operating income (loss)	$60,882	$(201,925)	$62,750	$60,125	$(18,168)
Income (loss) from continuing operations	$39,978	$(241,871)	$17,000	$18,892	$(166,001)
Loss from discontinued operations, net of tax	(13,724)	(4,939)	(12,658)	(29,915)	(61,236)
Net income (loss)	$26,254	$(246,810)	$4,342	$(11,023)	$(227,237)
Net income (loss) per unit applicable to limited partners:
Continuing operations	$0.41	$(3.48)	$0.08	$0.10	$(2.79)
Discontinued operations	(0.18)	(0.08)	(0.17)	(0.37)	(0.82)
Total	$0.23	$(3.56)	$(0.09)	$(0.27)	$(3.61)
Cash distributions per unit applicable to limited partners	$1.095	$1.095	$1.095	$1.095	$4.380

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

29. SUBSEQUENT EVENTS

On February 26, 2014, we sold our remaining 50% ownership interest in Asphalt JV to  Lindsay Goldberg, and Lindsay Goldberg now owns 100% of Asphalt JV.  Since we no longer own any part of Asphalt JV,  we ceased applying the equity method of accounting.  Upon the sale, the NuStar JV Facility was converted from a revolving credit agreement into a term loan (the Term Loan) with a reduced principal, and the Term Loan will continue to step down from $190.0 million over time: first, to $175.0 million on December 31, 2014 and then to $150.0 million on September 30, 2015. While the Term Loan does not provide for any scheduled amortization payments,  Asphalt JV is required to use all of its excess cash, as defined in the agreement, to repay the Term Loan.   Like the NuStar JV Facility, the Term Loan must be repaid in full on September 28, 2019. NuStar Logistics’ obligation to provide credit support will be reduced in two years.  This entire support obligation will terminate no later than September 28, 2019.   Also at the time of the sale, the parties agreed to: terminate the service agreements for our terminals in Rosario, NM, Catoosa, OK and Houston, TX, amend the terminal services agreements for the Baltimore, MD and Jacksonville, FL terminals, and transfer the title to both the Wilmington, NC and Dumfries, VA terminals to Asphalt JV.